FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......             No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Pillar 3 Disclosures at 30 June 2018

Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’, ‘$bn’ and ‘$tn’ represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

The Group has adopted the EU’s regulatory transitional arrangements for IFRS 9 ‘Financial instruments’. A number of tables in this document report under this arrangement as follows:

a.	Some figures for 2018 (as indicated ^) within this table have been prepared on an IFRS 9 transitional basis

b.	All figures within this table have been prepared on an IFRS 9 transitional basis
All other tables report numbers on the basis of full adoption of IFRS 9.

1	HSBC Holdings plc

Regulatory framework for disclosures
HSBC is supervised on a consolidated basis in the United Kingdom (‘UK’) by the Prudential Regulation Authority (‘PRA’), which receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their local capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.
At a consolidated Group level, we calculate capital for prudential regulatory reporting purposes using the Basel III framework of the Basel Committee on Banking Supervision (the ‘Basel Committee’) as implemented by the European Union (‘EU’) in the amended Capital Requirements Directive and Regulation (‘CRD IV’), and in the PRA Rulebook for the UK banking industry. The regulators of Group banking entities outside the EU are at varying stages of implementation of the Basel III framework, so local regulation in 2018 may have been on the basis of the Basel I, II or III frameworks.
The Basel III framework is structured around three ‘pillars’: the Pillar 1 minimum capital requirements and Pillar 2 supervisory review process are complemented by Pillar 3 which concerns market discipline. The aim of Pillar 3 is to produce disclosures that allow market participants to assess the scope of application by banks of the Basel Committee’s framework and the rules in their jurisdiction, their capital condition, risk exposures and risk management processes, and hence their capital adequacy.
The PRA’s final rules adopted national discretions in order to accelerate significantly the transition timetable to full ‘end point’ CRD IV compliance.

Pillar 3 disclosures
Our Pillar 3 Disclosures at 30 June 2018 comprise information required under Pillar 3, both quantitative and qualitative. They are made in accordance with Part 8 of the Capital Requirements Regulation within CRD IV and as recommended by the European Banking Authority (‘EBA’) guidelines on disclosure requirements issued in December 2016. Additionally, we continue to present a number of Basel Committee’s templates where these do not overlap with the EBA guidelines. These disclosures are supplemented by specific additional requirements of the PRA and discretionary disclosures on our part.
The Pillar 3 disclosures are governed by the Group’s disclosure policy framework as approved by the Group Audit Committee (‘GAC’). Pillar 3 requires all material risks to be disclosed, enabling a comprehensive view of a bank’s risk profile.
Where disclosures have been enhanced, or are new, we do not generally restate or provide prior-year comparatives. The capital resources tables track the position from a CRD IV transitional to an end point basis. Furthermore, specific rows and columns in the tables which are not considered to be relevant to HSBC’s activities have been omitted. We also omit rows and columns where both current and comparative disclosures are immaterial.
Pillar 3 requirements may be met by inclusion in other disclosure media. Where we adopt this approach, references are provided to the relevant pages of the Interim Report 2018 or to other locations.
We continue to engage constructively with the UK authorities and industry associations to improve the transparency and comparability of UK banks’ Pillar 3 disclosures.

Regulatory developments
Risk-weighted assets (‘RWAs’) and leverage ratio
Basel Committee
In December 2017, the Basel Committee (‘Basel’) published revisions to the Basel III framework. The final package includes:

•	widespread changes to the risk weights under the standardised approach to credit risk;

•	a change in the scope of application of the internal ratings based (‘IRB’) approach to credit risk, together with changes to the IRB methodology;

•	the replacement of the operational risk approaches with a single methodology;

•	an amended set of rules for the credit valuation adjustment (‘CVA’) capital framework;

•	an aggregate output capital floor that ensures that banks’ total RWAs are no lower than 72.5% of those generated by the standardised approaches; and

•
changes to the exposure measure for the leverage ratio, together with the imposition of a leverage ratio buffer for global systemically important banks (‘G-SIB’). This will take the form of a tier 1 capital buffer set at 50% of the G-SIB’s RWAs capital buffer.

Basel has announced that the package will be implemented on
1 January 2022, with a five-year transitional provision for the output floor from that date, commencing at a rate of 50%.
HSBC continues to evaluate the final Basel III reform package. Given that the package contains a significant number of national discretions and that Basel is in the process of recalibrating the market risk and CVA elements of the final framework, significant uncertainty remains as to the impact.
In all instances, the final standards will have to be transposed into the relevant local law before coming into effect.
European Union
In the EU, elements of Basel’s reforms are being implemented through revisions to the Capital Requirements Regulation and Capital Requirements Directive (collectively referred to as ‘CRR2’). In relation to RWAs and the leverage ratio, the changes include the fundamental review of the trading book (‘FRTB’), changes to the counterparty credit risk framework and a binding leverage ratio. The CRR2 changes are expected to complete in the second half of 2018 and apply from 1 January 2021, although certain elements, such as those related to the ‘Minimum Requirements for own funds and Eligible Liabilities’ (‘MREL’), are expected to apply earlier.
In May 2018, the European Commission requested that the EBA perform a quantitative and qualitative impact analysis of the Basel III reforms on the EU banking sector and the wider economy, including an assessment of the final FRTB standards currently subject to recalibration by Basel. This impact analysis is expected to commence in August 2018. The EBA’s final report on the adoption of Basel’s reforms is not due to be published until the end of June 2019.
Bank of England
In May 2018, the PRA published a consultation that sets out its approach to the new EU securitisation regulations. The regime is to apply from 1 January 2019 for new transactions and from
1 January 2020 for existing transactions.

HSBC Holdings plc	2

Pillar 3 Disclosures at 30 June 2018

Capital resources, resolution and total loss absorbing capacity (‘TLAC’)
Financial Stability Board
In June 2018, the Financial Stability Board (‘FSB’) published a call for feedback on the technical implementation of its standard on TLAC for G-SIBs in resolution (‘the TLAC standard’). This will assess whether the implementation of the TLAC standard is proceeding as envisaged and may be used as a basis to develop further implementation guidance.
In June 2018, the FSB also published two sets of final guidelines, following consultations in November 2017. The first sets out principles to assist authorities as they make bail-in resolution strategies operational and the second covers the development of a resolution funding plan for G-SIBs.
European Union
The CRR2 also implements the FSB TLAC standard for G-SIBs, which is being implemented in the form of the MREL requirements. Several changes are also introduced in the own funds calculation and eligibility criteria, the most important of which relates to Point of Non Viability (‘PONV’) requirements for Additional Tier 1 (‘AT1’) and Tier 2 instruments. These are expected to apply from 1 January 2019.

Bank of England
In June 2018, the Bank of England published its approach to setting MREL within groups (‘internal MREL’) and also its final policy on selected outstanding MREL policy matters. These are expected to apply from 1 January 2019. The PRA also published its expectations for MREL reporting which will apply from the same date.
The PRA has also published final rules on group risk and double leverage. Firms will be required to consider both elements as part of the Pillar 2 process. In June 2018, the PRA also published modifications to its intra-group large exposures framework, which came into force with immediate effect.
Basel Committee
In July 2018, Basel published a revised assessment methodology and higher loss absorbing requirement for G-SIBs. This updates its
July 2013 publication and follows a consultation on its methodology in March 2017. The revised methodology will take effect in 2021 and the resulting higher loss absorbing requirement will be applied in January 2023.

Table 1: Key metrics
			At
			30 Jun[1]	31 Mar[1]	31 Dec[2]
Ref*		Footnotes	2018	2018	2017
	Available capital ($bn)	3
1	Common equity tier 1 (‘CET1’) capital	^	122.8	129.6	126.1
2	CET1 capital as if IFRS 9 transitional arrangements had not been applied		121.8	128.6	N/A
3	Tier 1 capital	^	147.1	157.1	151.0
4	Tier 1 capital as if IFRS 9 transitional arrangements had not been applied		146.1	156.1	N/A
5	Total capital	^	176.6	185.2	182.4
6	Total capital as if IFRS 9 transitional arrangements had not been applied		175.6	184.2	N/A
	Risk-weighted assets (‘RWAs’) ($bn)
7	Total RWAs		865.5	894.4	871.3
8	Total RWAs as if IFRS 9 transitional arrangements had not been applied		864.9	893.8	N/A
	Capital ratios (%)	3
9	CET1	^	14.2	14.5	14.5
10	CET1 as if IFRS 9 transitional arrangements had not been applied		14.1	14.4	N/A
11	Tier 1	^	17.0	17.6	17.3
12	Tier 1 as if IFRS 9 transitional arrangements had not been applied		16.9	17.5	N/A
13	Total capital	^	20.4	20.7	20.9
14	Total capital as if IFRS 9 transitional arrangements had not been applied		20.3	20.6	N/A
	Additional CET1 buffer requirements as a percentage of RWA (%)
	Capital conservation buffer requirement		1.88	1.88	1.25
	Countercyclical buffer requirement		0.46	0.34	0.22
	Bank G-SIB and/or D-SIB additional requirements		1.50	1.50	1.25
	Total of bank CET1 specific buffer requirements		3.84	3.72	2.72
	CET1 available after meeting the bank’s minimum capital requirements	4	7.7	8.0	8.0
	Total capital requirement (%)	5
	Total capital requirement		11.5	11.5	N/A
	Leverage ratio
15	Total leverage ratio exposure measure ($bn)	6^	2,664.1	2,707.9	2,557.1
16	Leverage ratio (%)	6^	5.4	5.6	5.6
17	Leverage ratio as if IFRS 9 transitional arrangements had not been applied (%)		5.3	5.5	N/A
	Liquidity Coverage Ratio (‘LCR’)	7
	Total high-quality liquid assets ($bn)		540.2	533.1	512.6
	Total net cash outflow ($bn)		341.7	338.5	359.9
	LCR ratio (%)	8	158.1	157.5	142.2

*	The references in this, and subsequent tables, identify the lines prescribed in the relevant EBA template where applicable and where there is a value.

1	Unless otherwise stated all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 in art 473a of the Capital Requirements Regulation.

2	All figures presented as reported under IAS 39 at 31 December 2017.

3	Capital figures and ratios are reported on the CRD IV transitional basis for additional tier 1 and tier 2 capital in accordance with articles 484-92 of the Capital Requirements
Regulation.

4	The minimum requirements include the total capital requirement to be met by CET1, comprised of the Pillar 1 and Pillar 2A requirements set by the Prudential Regulation Authority.

5	Total capital requirement is defined as the sum of Pillar 1 and Pillar 2A capital requirements.

6	Leverage ratio is calculated using the CRD IV end point basis for additional tier 1 capital.

7	The EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation do not apply to liquidity coverage measures.

8	LCR is calculated as at the end of each period rather than using average values. Refer to page 63 of the Interim Report 2018 for further detail.

3	HSBC Holdings plc

The Group has adopted the regulatory transitional arrangements (including paragraph 4 of CRR article 473a) published by the EU on 27 December 2017 for IFRS 9 ‘Financial Instruments’. These permit banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances during the first five years of use. The proportion that banks may add back starts at 95% in 2018, and reduces to 25% by 2022.
The impact of IFRS 9 on loan loss allowances is defined as:

•	the increase in loan loss allowances on day one of IFRS 9 adoption; plus

•	any subsequent increase in expected credit losses in the non credit-impaired book thereafter.
The impact is calculated separately for portfolios using the standardised (‘STD’) and IRB approaches and, for IRB portfolios, there is no add-back to capital unless loan loss allowances exceed regulatory 12-month expected losses. Any add-back must be tax-affected and accompanied by a recalculation of capital deduction thresholds, exposure and RWAs.

Structure of the regulatory group
Subsidiaries engaged in insurance activities are excluded from the regulatory consolidation by excluding assets, liabilities and post-acquisition reserves, leaving the Group’s investment in these insurance subsidiaries to be recorded at cost and deducted from CET1 capital (subject to thresholds).
The regulatory consolidation also excludes special purpose entities (‘SPEs’) where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.
Participating interests in banking associates are proportionally consolidated for regulatory purposes by including our share of assets, liabilities, profit and loss, and RWAs in accordance with the PRA’s application of EU legislation. Non-participating significant investments along with non-financial associates are deducted from capital (subject to thresholds).

HSBC Holdings plc	4

Pillar 3 Disclosures at 30 June 2018

Table 2: Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref †	$m	$m	$m	$m
Assets
Cash and balances at central banks		189,842	(43)	1,199	190,998
Items in the course of collection from other banks		8,081	—	12	8,093
Hong Kong Government certificates of indebtedness		35,754	—	—	35,754
Trading assets		247,892	(1,485)	—	246,407
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss		40,678	(29,496)	541	11,723
Derivatives		227,972	(29)	95	228,038
Loans and advances to banks		83,924	(1,563)	1,378	83,739
Loans and advances to customers		973,443	(1,920)	12,489	984,012
– of which: impairment allowances on IRB portfolios	h	(6,612)	—	—	(6,612)
Reverse repurchase agreements – non-trading		208,104	—	1,225	209,329
Financial investments		386,436	(61,255)	3,309	328,490
Capital invested in insurance and other entities		—	2,383	—	2,383
Prepayments, accrued income and other assets		153,048	(5,143)	266	148,171
– of which: retirement benefit assets	i	8,874	—	—	8,874
Current tax assets		1,106	(5)	—	1,101
Interests in associates and joint ventures		22,572	(390)	(4,025)	18,157
– of which: positive goodwill on acquisition	e	511	(14)	—	497
Goodwill and intangible assets	e	23,722	(7,176)	—	16,546
Deferred tax assets	f	4,740	160	1	4,901
Total assets at 30 Jun 2018		2,607,314	(105,962)	16,490	2,517,842
Liabilities and equity
Hong Kong currency notes in circulation		35,754	—	—	35,754
Deposits by banks		64,792	(34)	888	65,646
Customer accounts		1,356,307	2,168	14,177	1,372,652
Repurchase agreements – non-trading		158,295	—	—	158,295
Items in the course of transmission to other banks		8,086	—	—	8,086
Trading liabilities		83,845	54	—	83,899
Financial liabilities designated at fair value		151,985	(4,502)	—	147,483
– of which:
included in tier 1	m	424	—	—	424
included in tier 2	n, p	14,613	—	—	14,613
Derivatives		222,961	130	77	223,168
Debt securities in issue		81,708	(1,909)	320	80,119
Accruals, deferred income and other liabilities		134,774	(3,297)	709	132,186
Current tax liabilities		1,609	(166)	—	1,443
Liabilities under insurance contracts		86,918	(86,918)	—	—
Provisions		4,199	(9)	317	4,507
– of which: credit-related contingent liabilities and contractual commitments on IRB portfolios	h	387	—	—	387
Deferred tax liabilities		2,183	(1,027)	2	1,158
Subordinated liabilities		22,604	4	—	22,608
– of which:
included in tier 1	k, m	1,813	—	—	1,813
included in tier 2	n, p	20,719	—	—	20,719
Total liabilities at 30 Jun 2018		2,416,020	(95,506)	16,490	2,337,004
Called up share capital	a	10,159	—	—	10,159
Share premium account	a, k	9,774	—	—	9,774
Other equity instruments	j, k	20,573	—	—	20,573
Other reserves	c, g	2,193	1,935	—	4,128
Retained earnings	b, c	140,908	(11,519)	—	129,389
Total shareholders’ equity		183,607	(9,584)	—	174,023
Non-controlling interests	d, l, m, o	7,687	(872)	—	6,815
– of which: non-cumulative preference shares issued by subsidiaries included in tier 1 capital	m	9	—	—	9
Total equity at 30 Jun 2018		191,294	(10,456)	—	180,838
Total liabilities and equity at 30 Jun 2018		2,607,314	(105,962)	16,490	2,517,842

†	The references (a)–(p) identify balance sheet components that are used in the calculation of regulatory capital on page 7.

5	HSBC Holdings plc

Table 2: Reconciliation of balance sheets – financial accounting to regulatory scope of consolidation (continued)
		Accounting balance sheet	Deconsolidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref †	$m	$m	$m	$m
Assets
Cash and balances at central banks		180,624	(38)	1,174	181,760
Items in the course of collection from other banks		6,628	—	2	6,630
Hong Kong Government certificates of indebtedness		34,186	—	—	34,186
Trading assets		287,995	(359)	1	287,637
Financial assets designated at fair value		29,464	(28,674)	—	790
Derivatives		219,818	(128)	57	219,747
Loans and advances to banks		90,393	(2,024)	1,421	89,790
Loans and advances to customers		962,964	(3,633)	12,835	972,166
– of which: impairment allowances on IRB portfolios	h	(5,004)	—	—	(5,004)
Reverse repurchase agreements – non-trading		201,553	—	1,854	203,407
Financial investments		389,076	(61,480)	3,325	330,921
Capital invested in insurance and other entities		—	2,430	—	2,430
Prepayments, accrued income and other assets		67,191	(4,202)	267	63,256
– of which: retirement benefit assets	i	8,752	—	—	8,752
Current tax assets		1,006	(5)	—	1,001
Interests in associates and joint ventures		22,744	(370)	(4,064)	18,310
– of which: positive goodwill on acquisition	e	521	(14)	(1)	506
Goodwill and intangible assets	e	23,453	(6,937)	—	16,516
Deferred tax assets	f	4,676	170	—	4,846
Total assets at 31 Dec 2017		2,521,771	(105,250)	16,872	2,433,393
Liabilities and equity
Hong Kong currency notes in circulation		34,186	—	—	34,186
Deposits by banks		69,922	(86)	695	70,531
Customer accounts		1,364,462	(64)	14,961	1,379,359
Repurchase agreements – non-trading		130,002	—	—	130,002
Items in course of transmission to other banks		6,850	—	—	6,850
Trading liabilities		184,361	867	—	185,228
Financial liabilities designated at fair value		94,429	(5,622)	—	88,807
– of which:
included in tier 1	m	459	—	—	459
included in tier 2	n, p	23,831	—	—	23,831
Derivatives		216,821	69	51	216,941
Debt securities in issue		64,546	(2,974)	320	61,892
Accruals, deferred income and other liabilities		45,907	(211)	622	46,318
Current tax liabilities		928	(81)	—	847
Liabilities under insurance contracts		85,667	(85,667)	—	—
Provisions		4,011	(17)	223	4,217
– of which: credit-related contingent liabilities and contractual commitments on IRB portfolios	h	220	—	—	220
Deferred tax liabilities		1,982	(1,085)	—	897
Subordinated liabilities		19,826	1	—	19,827
– of which:
included in tier 1	k, m	1,838	—	—	1,838
included in tier 2	n, p	17,561	—	—	17,561
Total liabilities at 31 Dec 2017		2,323,900	(94,870)	16,872	2,245,902
Called up share capital	a	10,160	—	—	10,160
Share premium account	a, k	10,177	—	—	10,177
Other equity instruments	j, k	22,250	—	—	22,250
Other reserves	c, g	7,664	1,236	—	8,900
Retained earnings	b, c	139,999	(10,824)	—	129,175
Total shareholders’ equity		190,250	(9,588)	—	180,662
Non-controlling interests	d, l, m, o	7,621	(792)	—	6,829
– of which: non-cumulative preference shares issued by subsidiaries included in tier 1 capital	m	—	—	—	—
Total equity at 31 Dec 2017		197,871	(10,380)	—	187,491
Total liabilities and equity at 31 Dec 2017		2,521,771	(105,250)	16,872	2,433,393

†	The references (a)–(p) identify balance sheet components that are used in the calculation of regulatory capital on page 7.

HSBC Holdings plc	6

Pillar 3 Disclosures at 30 June 2018

Capital and RWAs
The main features of HSBC’s capital instruments are set out in the Annual Report and Accounts 2017. Information on those instruments classified as liabilities under IFRSs is included in

Note 27 Subordinated liabilities on pages 232 to 235. Information on those instruments classified as equity under IFRSs is included in Note 31 Called up share capital and other equity instruments on pages 241 to 243.

Own funds

Table 3: Own funds disclosure
			At 30 Jun 2018	CRD IV prescribed residual amount	Final CRD IV text
		Ref†	$m	$m	$m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves
1	Capital instruments and the related share premium accounts		18,528		18,528
	– ordinary shares	a	18,528		18,528
2	Retained earnings	b	127,358		127,358
3	Accumulated other comprehensive income (and other reserves)	c	2,420		2,420
5	Minority interests (amount allowed in consolidated CET1)	d	4,729		4,729
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	b	3,034		3,034
6	Common equity tier 1 capital before regulatory adjustments		156,069		156,069
	Common equity tier 1 capital: regulatory adjustments
7	Additional value adjustments		(1,234)		(1,234)
8	Intangible assets (net of related deferred tax liability)	e	(16,877)		(16,877)
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	f	(969)		(969)
11	Fair value reserves related to gains or losses on cash flow hedges	g	234		234
12	Negative amounts resulting from the calculation of expected loss amounts	h	(1,772)		(1,772)
14	Gains or losses on liabilities valued at fair value resulting from changes in own credit standing		1,845		1,845
15	Defined-benefit pension fund assets	i	(6,852)		(6,852)
16	Direct and indirect holdings of own CET1 instruments		(40)		(40)
19	Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions)		(7,647)		(7,647)
28	Total regulatory adjustments to common equity tier 1		(33,312)	—	(33,312)
29	Common equity tier 1 capital		122,757	—	122,757
	Additional tier 1 (‘AT1’) capital: instruments
30	Capital instruments and the related share premium accounts		20,550	—	20,550
31	– classified as equity under IFRSs	j	20,550	—	20,550
33	Amount of qualifying items and the related share premium accounts subject to phase out from AT1	k	2,297	(2,297)	—
34	Qualifying tier 1 capital included in consolidated AT1 capital (including minority interests not included in CET1) issued by subsidiaries and held by third parties	l, m	1,541	(1,327)	214
35	– of which: instruments issued by subsidiaries subject to phase out	m	1,327	(1,327)	—
36	Additional tier 1 capital before regulatory adjustments		24,388	(3,624)	20,764
	Additional tier 1 capital: regulatory adjustments
37	Direct and indirect holdings of own AT1 instruments		(60)		(60)
43	Total regulatory adjustments to additional tier 1 capital		(60)	—	(60)
44	Additional tier 1 capital		24,328	(3,624)	20,704
45	Tier 1 capital (T1 = CET1 + AT1)		147,085	(3,624)	143,461

7	HSBC Holdings plc

Table 3: Own funds disclosure (continued)
			At 30 Jun 2018	CRD IV prescribed residual amount	Final CRD IV text
		Ref†	$m	$m	$m
	Tier 2 capital: instruments and provisions
46	Capital instruments and the related share premium accounts	n	28,185		28,185
48	Qualifying own funds instruments included in consolidated T2 capital (including minority interests and AT1 instruments not included in CET1 or AT1) issued by subsidiaries and held by third parties	o, p	1,863	(1,794)	69
49	– of which: instruments issued by subsidiaries subject to phase out	p	1,794	(1,794)	—
51	Tier 2 capital before regulatory adjustments		30,048	(1,794)	28,254
	Tier 2 capital: regulatory adjustments
52	Direct and indirect holdings of own T2 instruments		(40)		(40)
55	Direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions)		(483)	—	(483)
57	Total regulatory adjustments to tier 2 capital		(523)	—	(523)
58	Tier 2 capital		29,525	(1,794)	27,731
59	Total capital (TC = T1 + T2)		176,610	(5,418)	171,192
60	Total risk-weighted assets		865,467	—	865,467
	Capital ratios and buffers
61	Common equity tier 1		14.2%		14.2%
62	Tier 1		17.0%		16.6%
63	Total capital		20.4%		19.8%
64	Institution specific buffer requirement		3.84%
65	– capital conservation buffer requirement		1.88%
66	– countercyclical buffer requirement		0.46%
67a	– Global Systemically Important Institution (‘G-SII’) buffer		1.50%
68	Common equity tier 1 available to meet buffers		7.7%
	Amounts below the threshold for deduction (before risk weighting)
72	Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions)		3,443
73	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions)		13,040
75	Deferred tax assets arising from temporary differences (amount below 10% threshold, net of related tax liability)		4,924
	Applicable caps on the inclusion of provisions in tier 2
77	Cap on inclusion of credit risk adjustments in T2 under standardised approach		2,198
79	Cap for inclusion of credit risk adjustments in T2 under IRB approach		3,195
	Capital instruments subject to phase out arrangements (only applicable between 1 Jan 2014 and 1 Jan 2022)
82	Current cap on AT1 instruments subject to phase out arrangements		6,921
84	Current cap on T2 instruments subject to phase out arrangements		5,131

†	The references (a) – (p) identify balance sheet components on page 5 which are used in the calculation of regulatory capital.
At 30 June 2018, our CET1 capital ratio decreased to 14.2% from 14.5% at 31 December 2017.
CET1 capital decreased in 1H18 by $3.4bn, mainly as a result of:

•	$3.5bn of unfavourable foreign currency translation differences;

•	the $2.0bn share buy-back; and

•	a $1.0bn increase in threshold deductions as a result of an increase in the value of our material holdings and a decrease in the CET1 capital base.
These decreases were partly offset by:

•	$2.5bn of capital generation through profits, net of cash and scrip dividends; and

•	a $1.2bn IFRS 9 day one transitional impact, mainly due to classification and measurement changes.
Leverage ratio
Our leverage ratio calculated in accordance with CRD IV was 5.4% at 30 June 2018, down from 5.6% at 31 December 2017, mainly due to balance sheet growth.
The Group’s UK leverage ratio at 30 June 2018 on a modified basis, excluding qualifying central bank balances, was 5.9%.

At 30 June 2018, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.5% and a countercyclical leverage ratio buffer of 0.2%. These additional buffers translate into capital values of $12.8bn and $3.9bn, respectively. We exceeded these leverage requirements.
The risk of excessive leverage is managed as part of HSBC’s global risk appetite framework and monitored using a leverage ratio metric within our risk appetite statement (‘RAS’). The RAS articulates the aggregate level and types of risk that HSBC is willing to accept in its business activities in order to achieve its strategic business objectives. The RAS measures are monitored via the risk appetite profile report, which includes comparisons of actual performance against the risk appetite and tolerance thresholds assigned to each metric, to ensure that any excessive risk is highlighted, assessed and mitigated appropriately. The risk appetite profile report is presented monthly to the Risk Management Meeting of the Group Management Board (‘RMM’) and the Group Risk Committee (‘GRC’).

HSBC Holdings plc	8

Pillar 3 Disclosures at 30 June 2018

Table 4: Summary reconciliation of accounting assets and leverage ratio exposures
		At
		30 Jun	31 Dec
		2018	2017
		$bn	$bn
1	Total assets as per published financial statements	2,607.3	2,521.8
	Adjustments for:
2	– entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(89.5)	(88.4)
4	– derivative financial instruments	(80.9)	(91.0)
5	– securities financing transactions (‘SFT’)	11.6	12.2
6	– off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	236.5	227.4
7	– other	(20.9)	(24.9)
8	Total leverage ratio exposure	2,664.1	2,557.1

Table 5: Leverage ratio common disclosure
		At
		30 Jun	31 Dec
		2018	2017
		$bn	$bn
	On-balance sheet exposures (excluding derivatives and SFTs)
1	On-balance sheet items (excluding derivatives, SFTs and fiduciary assets, but including collateral)	2,067.4	1,998.7
2	(Asset amounts deducted in determining tier 1 capital)	(34.2)	(35.3)
3	Total on-balance sheet exposures (excluding derivatives, SFTs and fiduciary assets)	2,033.2	1,963.4
	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	34.5	29.0
5	Add-on amounts for potential future exposure (‘PFE’) associated with all derivatives transactions (mark-to-market method)	140.1	125.5
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to IFRSs	6.0	5.2
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(23.5)	(23.6)
8	(Exempted central counterparty (‘CCP’) leg of client-cleared trade exposures)	(18.9)	(14.0)
9	Adjusted effective notional amount of written credit derivatives	168.6	188.2
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	(159.6)	(181.6)
11	Total derivative exposures	147.2	128.7
	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sales accounting transactions	340.5	331.2
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(104.9)	(105.8)
14	Counterparty credit risk exposure for SFT assets	11.6	12.2
16	Total securities financing transaction exposures	247.2	237.6
	Other off-balance sheet exposures
17	Off-balance sheet exposures at gross notional amount	823.9	801.7
18	(Adjustments for conversion to credit equivalent amounts)	(587.4)	(574.3)
19	Total off-balance sheet exposures	236.5	227.4
	Capital and total exposures
20	Tier 1 capital	143.5	142.7
21	Total leverage ratio exposure	2,664.1	2,557.1
22	Leverage ratio (%)	5.4	5.6
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in

Table 6: Leverage ratio – Split of on-balance sheet exposures (excluding derivatives, SFTs and exempted exposures)
		At
		30 Jun	31 Dec
		2018	2017
		$bn	$bn
EU-1	Total on-balance sheet exposures (excluding derivatives, SFTs, and exempted exposures)	2,043.9	1,998.7
EU-2	– trading book exposures	223.3	268.6
EU-3	– banking book exposures	1,820.6	1,730.1
	’banking book exposures’ comprises:
EU-4	covered bonds	1.4	1.3
EU-5	exposures treated as sovereigns	514.1	504.8
EU-6	exposures to regional governments, multilateral development banks (‘MDBs’), international organisations and public sector entities not treated as sovereigns	9.0	9.8
EU-7	institutions	78.6	77.0
EU-8	secured by mortgages of immovable properties	290.4	283.4
EU-9	retail exposures	83.8	89.3
EU-10	corporate	616.6	586.0
EU-11	exposures in default	9.2	9.7
EU-12	other exposures (e.g. equity, securitisations and other non-credit obligation assets)	217.5	168.8

9	HSBC Holdings plc

Capital buffers
The geographical breakdown and institution specific countercyclical capital buffer disclosure is published annually on the HSBC website, www.hsbc.com. Our G-SIB Indicators Disclosure is published annually on the HSBC website, www.hsbc.com.

Pillar 1 minimum capital requirements and RWA flow
Pillar 1 covers the minimum capital resource requirements for credit risk, counterparty credit risk (‘CCR’), equity, securitisation, market risk and operational risk. These requirements are expressed in terms of RWAs.

Risk category	Scope of permissible approaches	Approach adopted by HSBC
Credit risk
The Basel Committee’s framework applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic level, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the foundation IRB (‘FIRB’) approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty’s probability of default (‘PD’), but subjects their quantified estimates of EAD and loss given default (‘LGD’) to standard supervisory parameters. Finally, the advanced IRB (‘AIRB’) approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

For consolidated Group reporting, we have adopted the advanced IRB approach for the majority of our business.
Some portfolios remain on the standardised or foundation IRB approaches:
•
pending the issuance of local regulations or model approval;
•
following supervisory prescription of a non-advanced approach; or
•
under exemptions from IRB treatment.

Counterparty credit risk
Four approaches to calculating CCR and determining exposure values are defined by the Basel Committee: mark-to-market, original exposure, standardised and Internal Model Method (‘IMM’). These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, foundation IRB or advanced IRB.

We use the mark-to-market and IMM approaches for CCR. Details of the IMM permission we have received from the PRA can be found in the Financial Services Register on the PRA website. Our aim is to increase the proportion of positions on IMM over time.

Equity	For the non-trading book, equity exposures can be assessed under standardised or IRB approaches.	For Group reporting purposes, all non-trading book equity exposures are treated under the standardised approach.
Securitisation
Basel specifies two approaches for calculating credit risk requirements for securitisation positions in non-trading books: the standardised approach and the IRB approach, which incorporates the Ratings Based Method (‘RBM’), the Internal Assessment Approach (‘IAA’) and the Supervisory Formula Method (‘SFM’). Securitisation positions in the trading book are treated within the market risk framework, using the CRD IV standard rules.

For the majority of the non-trading book securitisation positions we use the IRB approach, and within this principally the RBM, with lesser amounts on the IAA and the SFM. We also use the standardised approach for an immaterial amount of non-trading book positions. We follow the CRD IV standard rules for the securitisation positions in the trading book.

Market risk
Market risk capital requirements can be determined under either the standard rules or the Internal Models Approach (‘IMA’). The latter involves the use of internal value at risk (‘VaR’) models to measure market risks and determine the appropriate capital requirement.
In addition to the VaR models, other internal models include Stressed VaR (‘SVaR’), Incremental Risk Charge (‘IRC’) and Comprehensive Risk Measure.

The market risk capital requirement is measured using internal market risk models, where approved by the PRA, or under the standard rules. Our internal market risk models comprise VaR, stressed VaR and IRC. Non-proprietary details of the scope of our IMA permission are available in the Financial Services Register on the PRA website. We are in compliance with the requirements set out in Articles 104 and 105 of the Capital Requirements Regulation.

Operational risk	The Basel Committee allows firms to calculate their operational risk capital requirement under the basic indicator approach, the standardised approach or the advanced measurement approach.	We currently use the standardised approach in determining our operational risk capital requirement. We have in place an operational risk model that is used for economic capital calculation purposes.

HSBC Holdings plc	10

Pillar 3 Disclosures at 30 June 2018

Table 7: Overview of RWAs
		At
		30 Jun	31 Mar	30 Jun
		2018	2018	2018
		RWAs	RWAs	Capital[1] requirements
		$bn	$bn	$bn
1	Credit risk (excluding counterparty credit risk)	634.3	638.1	50.7
2	– standardised approach	128.4	129.4	10.2
3	– foundation IRB approach	29.1	30.4	2.3
4	– advanced IRB approach	476.8	478.3	38.2
6	Counterparty credit risk	47.5	57.9	3.8
7	– mark-to-market	24.8	37.7	2.0
10	– internal model method	16.5	10.4	1.3
11	– risk exposure amount for contributions to the default fund of a central counterparty	0.5	0.6	—
12	– credit valuation adjustment	5.7	9.2	0.5
13	Settlement risk	0.1	0.1	—
14	Securitisation exposures in the non-trading book	9.0	14.8	0.7
15	– IRB ratings based method	5.1	11.3	0.4
17	– IRB internal assessment approach	1.6	1.7	0.1
18	– standardised approach	2.3	1.8	0.2
19	Market risk	37.0	43.2	3.0
20	– standardised approach	5.5	4.8	0.4
21	– internal models approach	31.5	38.4	2.6
23	Operational risk	92.7	92.7	7.4
25	– standardised approach	92.7	92.7	7.4
27	Amounts below the thresholds for deduction (subject to 250% risk weight)	44.9	47.6	3.6
29	Total	865.5	894.4	69.2

1	‘Capital requirements’ here and in all tables where the term is used, represents the minimum total capital charge set at 8% of RWAs by article 92 of the Capital Requirements Regulation.
Credit risk, including amounts below the thresholds for deduction
RWAs decreased by $6.5bn in the second quarter, including a decrease in foreign currency translation differences of $23.9bn. The $17.4bn increase (excluding foreign currency translation differences) was mainly due to lending growth principally in CMB and GB&M in Asia.
Counterparty credit risk
The $10.4bn decrease in RWAs was principally due to:

•	the implementation of IMM in Asia and the US which reduced RWAs by $6.7bn; and

•	a decrease in asset size of $4.1bn mainly from mark-to-market movements in Europe and the US.
Securitisation in non-trading book
The $5.8bn RWA decrease in the second quarter of the year arose predominantly from the sale of legacy positions.
Market risk
RWAs decreased by $6.2bn mainly as a result of reduced exposure under the internal models approach.

Table 8: RWA flow statements of credit risk exposures under the IRB approach[1]
		RWAs	Capital requirements
		$bn	$bn
1	RWAs at 1 Apr 2018	508.7	40.7
2	Asset size	11.4	0.9
3	Asset quality	1.0	0.1
4	Model updates	1.0	0.1
5	Methodology and policy	0.4	—
7	Foreign exchange movements	(16.6)	(1.3)
9	RWAs at 30 Jun 2018	505.9	40.5

1	Securitisation positions are not included in this table.

11	HSBC Holdings plc

RWAs under the IRB approach decreased by $2.8bn in the second quarter of the year, including a decrease of $16.6bn due to foreign currency translation differences.
The $13.8bn increase in RWAs excluding foreign currency translation differences is mainly due to:

•	an $11.4bn growth in corporate and lending portfolios mainly in Asia, North America and Europe;

•	$1.0bn movement in asset quality due to changes in portfolio mix, mainly in CMB and GB&M; and

•	a $0.6bn increase due to updates to retail and corporate models in RBWM and CMB.

Table 9: RWA flow statements of CCR exposures under the IMM
		RWAs	Capital requirements
		$bn	$bn
1	RWAs at 1 Apr 2018	12.7	1.0
2	Asset size	(1.4)	(0.1)
4	Model updates	8.9	0.7
5	Methodology and policy	0.7	0.1
9	RWAs at 30 Jun 2018	20.9	1.7
RWAs under the IMM increased by $8.2bn mainly as a result of IMM implementation in Asia and the US.

Table 10: RWA flow statements of market risk exposures under the IMA
		VaR	Stressed VaR	IRC	Other	Total RWAs	Total capital requirements
		$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 1 Apr 2018	9.5	14.3	11.2	3.4	38.4	3.1
2	Movement in risk levels	(2.5)	(2.5)	(1.7)	(0.2)	(6.9)	(0.5)
8	RWAs at 30 Jun 2018	7.0	11.8	9.5	3.2	31.5	2.6
RWAs under the IMA decreased by $6.9bn mainly as a result of:

•	changes in correlation and risk that reduced both VaR and SVaR by $2.5bn each; and

•	lower exposure in the incremental risk charge (‘IRC’) that reduced RWAs by $1.7bn.

HSBC Holdings plc	12

Pillar 3 Disclosures at 30 June 2018

Credit risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products, such as guarantees and credit derivatives and from holding assets in the form of debt securities. Credit risk represents our largest regulatory capital requirement.
There have been no material changes to our policies and practices, which are described in the Pillar 3 Disclosures at 31 December 2017.

On 1 January 2018, HSBC implemented the requirements of IFRS 9 ’Financial Instruments’. Information relevant to understanding the impact of the new accounting standard on HSBC is available in the Report on Transition to IFRS 9 ‘Financial Instruments’ available on the HSBC website.

Credit quality of assets
We are a universal bank with a conservative approach to credit risk. This is reflected in our credit risk profile being diversified across a number of asset classes and geographies with a credit quality profile concentrated in the higher quality bands.

Table 11: Credit quality of exposures by exposure class and instrument[1]
			Gross carrying values of		Specific credit risk adjustments	Write-offs in the year[4]	Credit risk adjustment charges of the period[4]	Net carrying values
			Defaulted exposures	Non-defaulted exposures
		Footnotes	$bn	$bn	$bn	$bn	$bn	$bn
1	Central governments and central banks		—	315.5	—	—	(0.1)	315.5
2	Institutions		—	92.8	—	—	—	92.8
3	Corporates		7.6	1,022.0	4.3	0.2	0.1	1,025.3
4	– of which: specialised lending		0.9	49.0	0.5	—	0.3	49.4
6	Retail		3.5	470.0	1.7	0.4	0.4	471.8
7	– secured by real estate property		2.5	278.4	0.3	—	—	280.6
	– of which:
8	SMEs		0.1	3.5	—	—	—	3.6
9	Non-SMEs		2.4	274.9	0.3	—	—	277.0
10	– qualifying revolving retail		0.1	129.0	0.7	0.2	0.2	128.4
11	– other retail		0.9	62.6	0.7	0.2	0.2	62.8
	– of which:
12	SMEs		0.5	8.3	0.4	0.1	0.1	8.4
13	Non-SMEs		0.4	54.3	0.3	0.1	0.1	54.4
15	Total IRB approach		11.1	1,900.3	6.0	0.6	0.4	1,905.4
16	Central governments and central banks	2	—	186.2	—	—	—	186.2
17	Regional governments or local authorities	2	—	7.3	—	—	—	7.3
18	Public sector entities		—	11.8	—	—	—	11.8
19	Multilateral development banks		—	0.2	—	—	—	0.2
20	International organisations		—	2.0	—	—	—	2.0
21	Institutions		—	3.6	—	—	—	3.6
22	Corporates		3.2	177.7	2.0	0.1	0.1	178.9
23	– of which: SMEs		0.1	1.3	—	—	—	1.4
24	Retail		1.0	67.5	1.6	0.4	0.3	66.9
25	– of which: SMEs		—	1.7	—	—	—	1.7
26	Secured by mortgages on immovable property		0.8	31.9	0.3	—	(0.1)	32.4
27	– of which: SMEs		—	0.1	—	—	—	0.1
28	Exposures in default	3	5.0	—	2.1	0.5	0.3	2.9
29	Items associated with particularly high risk		0.1	4.3	—	—	—	4.4
32	Collective investment undertakings (‘CIU’)		—	0.7	—	—	—	0.7
33	Equity exposures		—	15.7	—	—	—	15.7
34	Other exposures		—	13.8	—	—	—	13.8
35	Total standardised approach		5.1	522.7	3.9	0.5	0.3	523.9
36	Total at 30 Jun 2018		16.2	2,423.0	9.9	1.1	0.7	2,429.3
	– of which: loans		14.7	1,266.4	9.4	1.1	0.9	1,271.7
	– of which: debt securities		—	327.4	—	—	—	327.4
	– of which: off-balance sheet exposures		1.5	791.3	0.5	—	(0.2)	792.3

13	HSBC Holdings plc

Table 11: Credit quality of exposures by exposure class and instrument[1] (continued)
			Gross carrying values of		Specific credit risk adjustments	Write-offs in the year[4]	Credit risk adjustment charges of the period[4]	Net carrying values
			Defaulted exposures	Non-defaulted exposures
		Footnotes	$bn	$bn	$bn	$bn	$bn	$bn
1	Central governments and central banks		—	308.1	—	—	—	308.1
2	Institutions		—	94.5	—	—	—	94.5
3	Corporates		8.1	987.5	4.2	1.0	0.7	991.4
4	– of which: specialised lending		1.2	47.5	0.3	—	—	48.4
6	Retail		3.6	465.0	1.0	0.7	0.3	467.6
7	– secured by real estate property		2.5	274.3	0.3	—	—	276.5
	– of which:
8	SMEs		—	1.5	—	—	—	1.5
9	Non-SMEs		2.5	272.8	0.3	—	—	275.0
10	– qualifying revolving retail		0.1	125.4	0.2	0.3	0.2	125.3
11	– other retail		1.0	65.3	0.5	0.4	0.1	65.8
	– of which:
12	SMEs		0.6	10.6	0.3	—	—	10.9
13	Non-SMEs		0.4	54.7	0.2	0.4	0.1	54.9
15	Total IRB approach		11.7	1,855.1	5.2	1.7	1.0	1,861.6
16	Central governments and central banks	2	—	198.1	—	—	—	198.1
17	Regional governments or local authorities	2	—	3.8	—	—	—	3.8
18	Public sector entities		—	0.4	—	—	—	0.4
19	Multilateral development banks		—	0.3	—	—	—	0.3
20	International organisations		—	2.2	—	—	—	2.2
21	Institutions		—	3.5	—	—	—	3.5
22	Corporates		—	172.8	0.5	—	0.1	172.3
23	– of which: SMEs		—	1.1	—	—	—	1.1
24	Retail		—	71.0	0.4	—	0.2	70.6
25	– of which: SMEs		—	1.7	—	—	—	1.7
26	Secured by mortgages on immovable property		—	29.0	—	—	—	29.0
27	– of which: SMEs		—	0.1	—	—	—	0.1
28	Exposures in default	3	5.4	—	2.0	1.5	0.7	3.4
29	Items associated with particularly high risk		—	3.9	—	—	—	3.9
32	Collective investment undertakings (‘CIU’)		—	0.6	—	—	—	0.6
33	Equity exposures		—	16.0	—	—	—	16.0
34	Other exposures		—	11.9	—	—	—	11.9
35	Total standardised approach		5.4	513.5	2.9	1.5	1.0	516.0
36	Total at 31 Dec 2017		17.1	2,368.6	8.1	3.2	2.0	2,377.6
	– of which: loans		15.1	1,225.2	7.8	3.2	2.0	1,232.5
	– of which: debt securities		—	325.1	—	—	—	325.1
	– of which: off-balance sheet exposures		2.0	782.4	0.2	—	—	784.2

1	Securitisation positions and non-credit obligation assets are not included in this table.

2
Standardised exposures to EEA ‘regional governments and local authorities’ and ‘public sector entities’ are reported separately in 2018. In previous years, these exposures were grouped with ‘central governments or central banks’. Prior reporting has not been restated.

3
From 1 January 2018, standardised exposures that are in default are reported within individual exposure classes and totalled in ‘Exposures in default’. The reported amounts at
31 December 2017 have not been restated; ‘Exposures in default’ at that date principally comprised defaulted exposure to corporates of $3.3bn, retail clients of $1.1bn and exposure secured on immovable property of $1.0bn.

4	Presented on a year-to-date basis.

HSBC Holdings plc	14

Pillar 3 Disclosures at 30 June 2018

Table 12: Credit quality of exposures by industry or counterparty types[1]
		Gross carrying values of		Specific credit risk adjustments	Write-offs in the year[2]	Credit risk adjustment charges of the period[2]	Net carrying values
		Defaulted exposures	Non-defaulted exposures
		$bn	$bn	$bn	$bn	$bn	$bn
1	Agriculture	0.3	8.0	0.1	—	—	8.2
2	Mining	0.9	39.7	0.4	0.1	(0.1)	40.2
3	Manufacturing	2.1	259.3	1.4	—	0.1	260.0
4	Utilities	0.3	34.0	0.1	—	—	34.2
5	Water supply	—	2.8	—	—	—	2.8
6	Construction	1.4	41.2	0.6	—	0.1	42.0
7	Wholesale & retail trade	2.3	206.1	1.3	0.1	0.1	207.1
8	Transportation & storage	0.3	52.6	0.2	—	0.1	52.7
9	Accommodation & food services	0.3	28.3	0.2	—	—	28.4
10	Information & communication	—	9.3	—	—	—	9.3
11	Financial & insurance	0.4	569.7	0.3	0.1	—	569.8
12	Real estate	1.1	234.1	0.7	—	0.1	234.5
13	Professional activities	0.2	22.5	0.1	—	—	22.6
14	Administrative service	1.0	93.5	1.0	—	0.2	93.5
15	Public admin & defence	0.4	173.7	0.2	—	(0.1)	173.9
16	Education	—	4.3	—	—	—	4.3
17	Human health & social work	0.1	7.2	0.1	—	—	7.2
18	Arts & entertainment	—	5.3	—	0.1	—	5.3
19	Other services	0.3	14.9	0.1	—	0.1	15.1
20	Personal	4.8	556.2	3.1	0.7	0.1	557.9
21	Extraterritorial bodies	—	38.1	—	—	—	38.1
22	Total at 30 Jun 2018	16.2	2,400.8	9.9	1.1	0.7	2,407.1

1	Agriculture	0.4	9.5	0.1	—	—	9.8
2	Mining	1.4	42.2	0.5	0.2	(0.1)	43.1
3	Manufacturing	2.3	254.2	1.2	0.3	0.2	255.3
4	Utilities	0.3	33.9	0.1	0.1	—	34.1
5	Water supply	—	3.0	—	—	—	3.0
6	Construction	1.0	39.2	0.3	0.1	—	39.9
7	Wholesale & retail trade	2.4	203.5	1.4	0.4	0.5	204.5
8	Transportation & storage	0.5	52.1	0.1	—	—	52.5
9	Accommodation & food services	0.3	24.9	0.1	—	—	25.1
10	Information & communication	0.1	10.0	—	0.1	—	10.1
11	Financial & insurance	0.4	553.0	0.8	0.1	0.1	552.6
12	Real estate	1.2	220.9	0.9	0.1	0.2	221.2
13	Professional activities	0.2	19.2	—	—	—	19.4
14	Administrative service	0.9	81.6	0.7	0.1	0.1	81.8
15	Public admin & defence	0.3	172.8	—	—	—	173.1
16	Education	—	3.7	—	—	—	3.7
17	Human health & social work	0.2	7.6	—	—	—	7.8
18	Arts & entertainment	0.1	8.9	—	—	—	9.0
19	Other services	0.1	10.4	—	—	—	10.5
20	Personal	5.0	554.7	1.9	1.7	1.0	557.8
21	Extraterritorial bodies	—	39.5	—	—	—	39.5
22	Total at 31 Dec 2017	17.1	2,344.8	8.1	3.2	2.0	2,353.8

1	Securitisation positions and non-customer assets are not included in this table.

2	Presented on a year-to-date basis.

15	HSBC Holdings plc

Table 13: Credit quality of exposures by geography[1,2]
		Gross carrying values of		Specific credit risk adjustments	Write-offs in the year[3]	Credit risk adjustment charges of the period[3]	Net carrying values
		Defaulted exposures	Non-defaulted exposures
		$bn	$bn	$bn	$bn	$bn	$bn
1	Europe	7.4	811.2	3.9	0.4	0.3	814.7
2	– United Kingdom	4.4	498.6	2.4	0.4	0.2	500.6
3	– France	1.1	102.9	0.7	—	—	103.3
4	– Other countries	1.9	209.7	0.8	—	0.1	210.8
5	Asia	2.6	989.2	2.0	0.2	0.3	989.8
6	– Hong Kong	1.0	490.9	0.8	0.1	—	491.1
7	– China	0.3	155.6	0.3	—	0.1	155.6
8	– Singapore	0.2	68.2	0.1	—	—	68.3
9	– Other countries	1.1	274.5	0.8	0.1	0.2	274.8
10	MENA	3.0	134.8	2.3	0.1	0.1	135.5
11	North America	2.4	409.0	0.8	0.1	—	410.6
12	– United States of America	1.5	289.8	0.3	0.1	—	291.0
13	– Canada	0.3	101.7	0.2	—	—	101.8
14	– Other countries	0.6	17.5	0.3	—	—	17.8
15	Latin America	0.8	62.5	0.9	0.3	—	62.4
16	Other geographical areas	—	16.3	—	—	—	16.3
17	Total at 30 Jun 2018	16.2	2,423.0	9.9	1.1	0.7	2,429.3

1	Europe	8.1	795.6	3.0	1.2	0.8	800.7
2	– United Kingdom	4.1	465.3	1.8	0.7	0.7	467.6
3	– France	1.2	121.5	0.6	0.1	—	122.1
4	– Other countries	2.8	208.8	0.6	0.4	0.1	211.0
5	Asia	2.5	970.7	1.7	0.6	0.6	971.5
6	– Hong Kong	0.9	465.5	0.5	0.3	0.4	465.9
7	– China	0.3	167.2	0.3	0.1	0.1	167.2
8	– Singapore	0.1	70.2	0.1	—	—	70.2
9	– Other countries	1.2	267.8	0.8	0.2	0.1	268.2
10	MENA	2.9	134.1	1.8	0.4	0.2	135.2
11	North America	2.6	387.6	1.0	0.3	(0.1)	389.2
12	– United States of America	1.5	268.9	0.4	0.1	—	270.0
13	– Canada	0.4	100.9	0.3	0.1	(0.1)	101.0
14	– Other countries	0.7	17.8	0.3	0.1	—	18.2
15	Latin America	1.0	62.3	0.6	0.7	0.5	62.7
16	Other geographical areas	—	18.3	—	—	—	18.3
17	Total at 31 Dec 2017	17.1	2,368.6	8.1	3.2	2.0	2,377.6

1	Amounts shown by geographical region and country in this table are based on the country of residence of the counterparty.

2	Securitisation positions and non-credit obligation assets are not included in this table.

3	Presented on a year-to-date basis.

Table 14: Ageing of past-due unimpaired and impaired exposures
		Gross carrying values
		Less than 30 days	Between 30 and 60 days	Between 60 and 90 days	Between 90 and 180 days	Between 180 days and 1 year	Greater than 1 year
		$bn	$bn	$bn	$bn	$bn	$bn
1	Loans	8.8	1.7	0.8	2.1	0.7	3.8
3	Total exposures at 30 Jun 2018	8.8	1.7	0.8	2.1	0.7	3.8

1	Loans	7.6	1.5	0.8	2.0	0.9	4.1
3	Total exposures at 31 Dec 2017	7.6	1.5	0.8	2.0	0.9	4.1

HSBC Holdings plc	16

Pillar 3 Disclosures at 30 June 2018

Table 15: Non-performing and forborne exposures
		Gross carrying values of performing and non-performing exposures							Accumulated impairment and provisions and negative fair value adjustments due to credit risk				Collateral and financial guarantees received
			of which: performing but past due between 30 and 90 days	of which: performing forborne	of which: non-performing				On performing exposures		On non- performing exposures		On non-performing exposures	of which: forborne
						of which: defaulted	of which: impaired	of which: forborne		of which: forborne		of which: forborne
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
	At 30 Jun 2018
1	Debt securities	327.4	—	—	—	—	—	—	—	—	—	—	—	—
2	Loans	1,281.1	1.2	1.8	14.7	14.7	14.7	6.9	(3.6)	—	(5.6)	(1.9)	5.0	4.0
3	Off-balance sheet exposures	792.8		0.4	1.5	1.5	0.1	0.1	(0.4)	—	(0.1)	—	0.2	0.1

	At 31 Dec 2017
1	Debt securities	325.1	—	—	—	—	—	—	—	—	—	—	—	—
2	Loans	1,240.3	1.7	2.5	15.8	15.1	15.8	6.7	(2.4)	(0.1)	(5.5)	(1.9)	6.2	4.3
3	Off-balance sheet exposures	784.4		0.3	2.0	2.0	—	—	(0.2)	—	—	—	0.2	—
Defaulted exposures
The accounting definition of impaired and the regulatory definition of default are generally aligned. For particular retail exposures regulatory default is identified at 180 days past due, while the exposures are identified as impaired at 90 days past due.

In the retail portfolio in the US, for accounting purposes, a renegotiation would normally trigger identification as ‘impaired’, whereas for regulatory purposes, default is identified mainly based on the 180 days past due criterion.

Table 16: Changes in the stock of general and specific credit risk adjustments
			Accumulated specific credit risk adjustments	Accumulated general credit risk adjustments
		Footnotes	$bn	$bn
1	Opening balance at 1 Jan 2018	1	10.4	—
2	Increases due to amounts set aside for estimated loan losses during the period	2	0.7	—
4	Decreases due to amounts taken against accumulated credit risk adjustments		(1.1)	—
6	Impact of exchange rate differences		(0.1)	—
9	Closing balance at 30 Jun 2018		9.9	—
10	Recoveries on credit risk adjustments recorded directly to the statement of profit or loss		0.3	—

1	Includes a day one increase of $2.2bn arising from the adoption of IFRS 9 ‘Financial Instruments’.

2	Following adoption of IFRS 9 ‘Financial instruments’, the movement due to amounts set aside for estimated loan losses during the period has been reported net.

Table 17: Changes in stock of defaulted loans and debt securities
			Gross carrying value
		Footnote	$bn
1	Defaulted loans and debt securities at 1 Jan 2018		15.1
2	Loans and debt securities that have defaulted since the last reporting period		3.1
3	Returned to non-defaulted status		(0.8)
4	Amounts written off		(1.2)
5	Other changes	1	(0.8)
7	Repayments		(0.7)
6	Defaulted loans and debt securities at 30 Jun 2018		14.7

1	Other changes include foreign exchange and assets held for sale in default.
Risk mitigation
Our approach when granting credit facilities is to do so on the basis of capacity to repay, rather than placing primary reliance on credit risk mitigants. Depending on a customer’s standing and the type of product, facilities may be provided unsecured. Mitigation of credit risk is a key aspect of effective risk management and takes many forms.Our general policy is to promote the use of credit risk mitigation, justified by commercial prudence and capital efficiency. Specifically, detailed policies cover the acceptability, structuring and terms with regard to the availability of credit risk mitigation; for example, in the form of collateral security.These policies, together with the setting of suitable valuation parameters, are subject to regular review to ensure that they are supported by empirical evidence and continue to fulfil their intended purpose.

17	HSBC Holdings plc

Table 18: Credit risk mitigation techniques – overview
		Exposures unsecured: carrying amount	Exposures secured: carrying amount	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
		$bn	$bn	$bn	$bn	$bn
1	Loans	678.6	592.8	490.6	101.0	1.2
2	Debt securities	301.7	25.6	19.7	5.9	—
3	Total at 30 Jun 2018	980.3	618.4	510.3	106.9	1.2
4	of which: defaulted	5.3	4.9	4.5	0.4	—

1	Loans	657.7	574.8	478.9	93.8	2.1
2	Debt securities	301.0	24.1	18.7	5.4	—
3	Total at 31 Dec 2017	958.7	598.9	497.6	99.2	2.1
4	of which: defaulted	6.5	5.1	4.8	0.3	—

Table 19: Standardised approach – credit conversion factor (‘CCF’) and credit risk mitigation (‘CRM’) effects
		Exposures before CCF and CRM		Exposures post-CCF and CRM		RWAs and RWA density
		On-balance sheet amount	Off-balance sheet amount	On-balance sheet amount	Off-balance sheet amount	RWAs	RWA density
		$bn	$bn	$bn	$bn	$bn	%
	Asset classes[1]
1	Central governments or central banks[2]	185.2	0.9	192.7	0.9	12.5	6
2	Regional governments or local authorities[2]	7.0	0.3	7.0	0.1	1.2	18
3	Public sector entities	11.6	0.2	11.6	—	0.1	1
4	Multilateral development banks	0.2	—	0.2	—	—	4
5	International organisations	2.0	—	2.0	—	—	—
6	Institutions	3.6	—	2.7	—	1.2	46
7	Corporates	90.8	86.5	72.3	12.1	79.2	94
8	Retail	21.8	44.8	19.9	0.2	15.0	74
9	Secured by mortgages on immovable property	30.4	1.4	30.4	0.3	11.3	37
10	Exposures in default	3.1	0.3	3.0	0.1	3.6	117
11	Higher-risk categories	2.4	1.9	2.3	1.8	6.2	150
14	Collective investment undertakings	0.7	—	0.7	—	0.7	100
15	Equity	15.8	—	15.8	—	35.4	224
16	Other items	13.0	0.8	13.0	0.8	6.9	50
17	Total at 30 Jun 2018	387.6	137.1	373.6	16.3	173.3	44

1	Central governments or central banks[2]	196.9	1.2	203.4	0.8	12.7	6
2	Regional governments or local authorities[2]	3.3	0.5	3.3	0.2	1.0	29
3	Public sector entities	0.2	0.2	0.1	—	0.1	79
4	Multilateral development banks	0.3	—	0.3	—	—	5
5	International organisations	2.2	—	2.2	—	—	—
6	Institutions	3.4	0.1	2.5	—	1.2	50
7	Corporates	88.6	83.7	71.8	11.8	78.3	94
8	Retail	23.8	46.8	21.9	0.3	16.5	74
9	Secured by mortgages on immovable property	27.8	1.2	27.9	0.2	10.4	37
10	Exposures in default	3.1	0.3	3.0	0.1	3.9	127
11	Higher-risk categories	2.1	1.8	2.0	1.8	5.7	150
14	Collective investment undertakings	0.6	—	0.5	—	0.6	100
15	Equity	16.0	—	16.0	—	36.1	225
16	Other items	11.1	0.8	11.2	0.8	6.4	54
17	Total at 31 Dec 2017	379.4	136.6	366.1	16.0	172.9	45

1	Securitisation positions are not included in this table.

2
Standardised exposures to EEA ‘regional governments and local authorities’ and ‘public sector entities’ are reported separately in 2018. In previous years, these exposures were grouped with ‘central governments or central banks’. Prior reporting has not been restated.

HSBC Holdings plc	18

Pillar 3 Disclosures at 30 June 2018

Table 20: Standardised approach – exposures by asset classes and risk weights
	Risk weight (‘RW’)	0%	2%	20%	35%	50%	70%	75%	100%	150%	250%	Deducted	Total credit exposure amount (post-CCF and post-CRM)	of which: unrated
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
	Asset classes[1]
1	Central governments or central banks	188.5	—	—	—	0.1	—	—	0.1	—	4.9	—	193.6	4.9
2	Regional governments or local authorities[2]	3.0	—	3.2	—	0.6	—	—	0.3	—	—	—	7.1	0.3
3	Public sector entities	11.6	—	—	—	—	—	—	—	—	—	—	11.6	—
4	Multilateral development banks	0.2	—	—	—	—	—	—	—	—	—	—	0.2	—
5	International organisations	2.0	—	—	—	—	—	—	—	—	—	—	2.0	—
6	Institutions	—	0.1	1.0	—	1.1	—	—	0.5	—	—	—	2.7	0.4
7	Corporates	—	—	3.7	0.2	3.5	0.5	—	75.9	0.6	—	—	84.4	72.3
8	Retail	—	—	—	—	—	—	20.1	—	—	—	—	20.1	20.1
9	Secured by mortgages on immovable property	—	—	—	29.9	—	—	—	0.8	—	—	—	30.7	30.7
10	Exposures in default	—	—	—	—	—	—	—	2.0	1.1	—	—	3.1	3.1
11	Higher-risk categories	—	—	—	—	—	—	—	—	4.1	—	—	4.1	4.1
14	Collective investment undertakings	—	—	—	—	—	—	—	0.7	—	—	—	0.7	0.7
15	Equity	—	—	—	—	—	—	—	2.8	—	13.0	—	15.8	15.8
16	Other items	0.4	—	8.2	—	—	—	—	5.2	—	—	—	13.8	13.8
17	Total at 30 Jun 2018	205.7	0.1	16.1	30.1	5.3	0.5	20.1	88.3	5.8	17.9	—	389.9	166.2

1	Central governments or central banks	198.9	—	0.1	—	0.2	—	—	—	—	5.0	—	204.2	5.0
2	Regional governments or local authorities[2]	—	—	2.6	—	0.7	—	—	0.2	—	—	—	3.5	0.6
3	Public sector entities	—	—	—	—	—	—	—	0.1	—	—	—	0.1	0.1
4	Multilateral development banks	0.2	—	0.1	—	—	—	—	—	—	—	—	0.3	0.3
5	International organisations	2.2	—	—	—	—	—	—	—	—	—	—	2.2	—
6	Institutions	—	0.1	0.4	—	1.7	—	—	0.3	—	—	—	2.5	0.3
7	Corporates	—	—	3.8	0.2	3.9	0.5	—	74.5	0.7	—	—	83.6	72.4
8	Retail	—	—	—	—	—	—	22.2	—	—	—	—	22.2	22.2
9	Secured by mortgages on immovable property	—	—	—	27.3	—	—	—	0.8	—	—	—	28.1	28.1
10	Exposures in default	—	—	—	—	—	—	—	1.5	1.6	—	—	3.1	3.1
11	Higher-risk categories	—	—	—	—	—	—	—	—	3.8	—	—	3.8	3.8
14	Collective investment undertakings	—	—	—	—	—	—	—	0.5	—	—	—	0.5	0.5
15	Equity	—	—	—	—	—	—	—	2.6	—	13.4	—	16.0	16.0
16	Other items	0.2	—	6.7	—	—	—	—	5.1	—	—	—	12.0	12.0
17	Total at 31 Dec 2017	201.5	0.1	13.7	27.5	6.5	0.5	22.2	85.6	6.1	18.4	—	382.1	164.4

1	Securitisation positions are not included in this table.

2
Standardised exposures to EEA ‘regional governments and local authorities’ and ‘public sector entities’ are reported separately in 2018. In previous years, these exposures were grouped with ‘central governments or central banks’. Prior reporting has not been restated.

19	HSBC Holdings plc

Table 21: IRB – Credit risk exposures by portfolio and PD range[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions^
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB – Central government and central banks
0.00 to <0.15	299.5	2.2	50.3	301.6	0.02	237	42.5	2.10	25.9	9	—
0.15 to <0.25	2.8	0.2	1.4	2.8	0.22	7	44.3	1.90	1.2	43	—
0.25 to <0.50	1.6	0.1	94.2	1.7	0.37	14	45.0	1.30	0.9	51	—
0.50 to <0.75	2.6	—	—	2.5	0.63	11	45.0	1.20	1.6	65	—
0.75 to <2.50	5.5	0.3	38.6	5.5	1.61	38	45.0	1.20	5.1	94	0.1
2.50 to <10.00	0.4	0.1	—	—	6.60	12	45.2	3.90	—	183	—
10.00 to <100.00	—	0.2	—	—	—	1	—	—	—	—	—
Sub-total	312.4	3.1	44.4	314.1	0.06	320	42.6	2.10	34.7	11	0.1	—

AIRB – Institutions
0.00 to <0.15	70.7	9.5	45.4	75.8	0.05	2,497	40.8	1.40	11.2	15	—
0.15 to <0.25	1.7	0.9	38.4	2.0	0.22	296	45.3	1.00	0.8	39	—
0.25 to <0.50	4.3	0.2	48.0	3.8	0.37	249	43.2	0.90	2.0	53	—
0.50 to <0.75	2.7	0.4	38.7	2.9	0.63	158	45.7	0.90	2.0	71	—
0.75 to <2.50	1.1	0.5	49.2	1.4	1.10	280	45.9	0.90	1.2	89	—
2.50 to <10.00	0.4	—	28.2	—	4.57	38	47.9	0.70	—	152	—
10.00 to <100.00	—	0.1	22.5	—	12.94	28	54.6	1.40	0.1	262	—
100.00 (Default)	—	—	—	—	100.00	1	82.9	1.00	—	1,036	—
Sub-total	80.9	11.6	44.6	85.9	0.11	3,547	41.2	1.30	17.3	20	—	—

AIRB – Corporate – Specialised Lending (excluding Slotting)[2]
0.00 to <0.15	1.4	1.0	38.9	1.7	0.10	406	31.4	3.40	0.5	27	—
0.15 to <0.25	1.9	0.6	31.1	1.9	0.22	462	29.9	3.70	0.7	41	—
0.25 to <0.50	1.0	0.4	29.7	1.1	0.37	226	29.9	3.70	0.5	51	—
0.50 to <0.75	1.2	0.1	14.0	0.9	0.63	237	25.2	4.00	0.5	56	—
0.75 to <2.50	1.4	0.7	34.3	1.6	1.37	384	31.5	3.60	1.5	87	—
2.50 to <10.00	0.4	—	64.2	0.3	4.41	169	26.0	3.80	0.3	92	—
10.00 to <100.00	0.3	0.1	48.2	0.3	20.62	79	19.8	2.90	0.3	110	—
100.00 (Default)	0.1	0.1	89.0	0.2	100.00	135	41.4	4.90	0.4	230	0.1
Sub-total	7.7	3.0	36.1	8.0	3.83	2,098	29.7	3.70	4.7	59	0.1	0.2

AIRB – Corporate – Other
0.00 to <0.15	110.7	157.7	36.7	210.0	0.08	9,720	40.3	2.20	45.9	22	0.1
0.15 to <0.25	53.6	62.5	35.3	83.7	0.22	9,824	37.5	1.90	30.6	37	0.1
0.25 to <0.50	50.6	54.6	32.5	72.5	0.37	10,170	37.8	2.00	34.9	48	0.1
0.50 to <0.75	54.5	43.0	32.4	67.7	0.63	9,556	35.3	1.90	38.7	57	0.2
0.75 to <2.50	145.5	98.1	31.3	135.8	1.38	43,846	37.6	2.00	110.4	81	0.7
2.50 to <10.00	33.5	26.0	32.4	30.9	4.11	11,475	39.9	2.00	37.7	122	0.5
10.00 to <100.00	4.6	2.9	39.7	4.2	19.68	1,984	40.9	1.80	8.0	193	0.3
100.00 (Default)	4.9	0.9	46.2	5.1	100.00	2,464	47.0	2.10	11.2	218	2.1
Sub-total	457.9	445.7	34.4	609.9	1.66	99,039	38.5	2.00	317.4	52	4.1	3.3

Wholesale AIRB – Total at 30 Jun 2018[3]	916.1	463.4	34.7	1,075.1	1.05	105,004	39.9	2.00	386.3	37	4.3	3.5

HSBC Holdings plc	20

Pillar 3 Disclosures at 30 June 2018

Table 21: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions^
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB – Secured by mortgages on immovable property SME
0.00 to <0.15	0.3	—	13.0	0.3	0.06	1,262	11.4	—	—	2	—
0.15 to <0.25	0.2	—	41.2	0.2	0.21	1,629	37.1	—	—	15	—
0.25 to <0.50	0.4	0.1	40.3	0.4	0.35	5,080	32.8	—	0.1	18	—
0.50 to <0.75	0.3	0.1	58.9	0.4	0.62	3,865	36.7	—	0.1	27	—
0.75 to <2.50	1.1	0.1	39.3	1.1	1.48	11,230	38.3	—	0.5	41	—
2.50 to <10.00	0.7	0.1	36.5	0.8	4.62	5,675	33.1	—	0.4	58	—
10.00 to <100.00	0.1	—	48.1	0.1	16.24	1,073	33.6	—	0.1	90	—
100.00 (Default)	0.1	—	32.1	0.1	100.00	736	37.8	—	0.3	403	—
Sub-total	3.2	0.4	43.6	3.4	4.24	30,550	33.3	—	1.5	44	—	—

AIRB – Secured by mortgages on immovable property non-SME
0.00 to <0.15	166.1	12.0	90.4	180.6	0.07	1,030,002	14.9	—	11.1	6	—
0.15 to <0.25	26.5	1.2	80.7	27.6	0.21	117,245	15.8	—	3.2	12	—
0.25 to <0.50	23.4	2.8	43.3	24.7	0.36	105,918	17.6	—	4.3	17	—
0.50 to <0.75	12.5	0.5	94.5	13.0	0.61	56,615	15.2	—	2.4	19	—
0.75 to <2.50	20.9	1.0	74.5	21.7	1.33	99,170	16.9	—	6.3	29	—
2.50 to <10.00	5.5	0.2	97.6	5.7	4.69	27,025	11.6	—	2.2	39	—
10.00 to <100.00	2.2	0.2	98.0	2.4	26.34	20,627	18.8	—	2.8	121	0.1
100.00 (Default)	2.3	—	71.4	2.4	100.00	20,062	24.7	—	2.2	93	0.7
Sub-total	259.4	17.9	81.8	278.1	1.39	1,476,664	15.4	—	34.5	12	0.8	0.3

AIRB – Qualifying revolving retail exposures
0.00 to <0.15	5.0	70.3	49.5	39.6	0.07	13,448,866	91.0	—	1.7	4	—
0.15 to <0.25	1.3	12.0	47.6	6.9	0.21	2,275,172	93.5	—	0.8	11	—
0.25 to <0.50	2.1	11.8	43.4	7.2	0.36	1,960,843	92.1	—	1.2	17	—
0.50 to <0.75	2.1	5.0	49.1	4.5	0.61	952,544	91.9	—	1.2	26	—
0.75 to <2.50	5.9	7.6	48.6	9.5	1.41	2,011,302	90.0	—	4.5	48	0.1
2.50 to <10.00	3.1	1.7	63.5	4.1	4.78	849,484	88.4	—	4.6	110	0.2
10.00 to <100.00	0.8	0.3	65.0	1.0	29.08	279,630	89.4	—	2.2	214	0.3
100.00 (Default)	0.1	—	20.9	0.1	100.00	55,788	77.2	—	0.2	214	0.1
Sub-total	20.4	108.7	48.8	72.9	1.12	21,833,629	91.1	—	16.4	23	0.7	0.7

AIRB – Other SME
0.00 to <0.15	0.1	0.3	34.0	0.2	0.09	96,418	65.6	—	—	12	—
0.15 to <0.25	—	0.2	40.7	0.1	0.23	72,818	82.3	—	—	30	—
0.25 to <0.50	0.1	0.4	42.3	0.3	0.37	126,043	81.2	—	0.1	42	—
0.50 to <0.75	0.2	0.6	62.2	0.6	0.62	158,666	66.8	—	0.2	45	—
0.75 to <2.50	1.2	1.3	57.2	2.0	1.59	373,652	65.7	—	1.4	66	—
2.50 to <10.00	2.1	1.1	65.2	2.8	4.88	193,317	56.3	—	2.2	76	0.1
10.00 to <100.00	0.5	0.2	51.2	0.5	19.14	84,111	72.5	—	0.7	130	0.1
100.00 (Default)	0.4	0.1	98.2	0.4	100.00	17,415	37.2	—	0.6	136	0.3
Sub-total	4.6	4.2	56.3	6.9	10.37	1,122,440	61.6	—	5.2	74	0.5	0.4

AIRB – Other non-SME
0.00 to <0.15	8.5	6.4	30.4	10.9	0.08	612,277	24.5	—	0.7	7	—
0.15 to <0.25	6.7	3.4	36.0	8.3	0.21	465,322	27.4	—	1.1	13	—
0.25 to <0.50	5.9	2.6	29.0	6.8	0.36	374,439	33.0	—	1.6	23	—
0.50 to <0.75	4.5	1.5	25.5	5.0	0.59	204,182	28.9	—	1.3	25	—
0.75 to <2.50	8.8	0.8	25.4	9.2	1.36	357,236	26.1	—	3.0	33	—
2.50 to <10.00	3.4	1.1	22.4	3.8	4.29	232,231	32.1	—	2.0	53	0.1
10.00 to <100.00	0.6	0.1	12.2	0.7	23.16	93,806	44.0	—	0.6	95	0.1
100.00 (Default)	0.3	0.1	11.9	0.3	100.00	42,801	44.0	—	0.4	106	0.2
Sub-total	38.7	16.0	30.0	45.0	1.93	2,382,294	28.2	—	10.7	24	0.4	0.3

Retail AIRB – Total at 30 Jun 2018	326.3	147.2	51.0	406.3	1.58	26,845,577	31.4	—	68.3	17	2.4	1.7

21	HSBC Holdings plc

Table 21: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions^
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
FIRB – Central government and central banks
0.00 to <0.15	—	—	—	0.1	0.04	1	45.0	4.50	—	29	—
Sub-total	—	—	—	0.1	0.04	1	45.0	4.50	—	29	—	—

FIRB – Institutions
0.00 to <0.15	0.3	—	24.4	0.6	0.10	1	45.0	2.20	0.2	26	—
0.15 to <0.25	—	—	63.8	—	0.22	1	45.0	3.30	—	57	—
0.25 to <0.50	—	—	73.2	—	0.37	1	45.0	4.30	—	84	—
Sub-total	0.3	—	45.7	0.6	0.13	3	45.0	2.40	0.2	34	—	—

FIRB – Corporate – Other
0.00 to <0.15	9.5	12.1	46.6	15.4	0.08	1,181	43.6	2.30	4.0	26	—
0.15 to <0.25	4.0	6.2	39.5	6.1	0.22	1,147	44.3	2.10	2.7	45	—
0.25 to <0.50	4.3	5.8	29.3	6.2	0.37	1,290	44.2	1.70	3.5	55	—
0.50 to <0.75	4.2	5.5	26.3	5.2	0.63	990	43.2	2.00	3.8	74	—
0.75 to <2.50	8.5	9.8	22.6	10.2	1.37	3,373	43.3	1.60	9.4	92	0.1
2.50 to <10.00	2.8	1.8	27.9	3.2	4.81	973	43.2	2.00	4.6	142	0.1
10.00 to <100.00	0.4	0.3	27.5	0.4	21.53	154	42.7	2.10	0.9	206	—
100.00 (Default)	0.7	0.3	37.5	0.8	100.00	321	43.7	1.60	—	—	0.3
Sub-total	34.4	41.8	33.9	47.5	2.60	9,429	43.6	2.00	28.9	61	0.5	0.5

FIRB – Total at 30 Jun 2018	34.7	41.8	34.0	48.2	2.57	9,433	43.6	2.00	29.1	60	0.5	0.5

1	Securitisation positions are not included in this table.

2	Slotting exposures are disclosed in Table 23: Specialised lending.

3	The Wholesale AIRB Total includes Non-credit obligation assets (‘NCOA’) amounting to $57.2bn of Original exposure and EAD, and $12.2bn of RWAs.

HSBC Holdings plc	22

Pillar 3 Disclosures at 30 June 2018

Table 21: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB – Central government and central banks
0.00 to <0.15	292.5	2.1	39.8	294.3	0.02	255	42.5	2.07	24.8	8	—
0.15 to <0.25	2.2	—	43.0	2.3	0.22	8	42.8	1.71	0.9	39	—
0.25 to <0.50	2.2	—	74.3	2.3	0.37	11	45.0	1.15	1.1	48	—
0.50 to <0.75	2.5	—	—	2.6	0.63	11	45.0	1.40	1.7	68	—
0.75 to <2.50	5.9	—	28.5	5.7	1.62	54	45.0	1.11	5.3	93	0.1
2.50 to <10.00	0.5	0.2	1.5	—	4.35	12	45.1	4.70	0.1	180	—
Sub-total	305.8	2.3	38.1	307.2	0.06	351	42.6	2.04	33.9	11	0.1	—

AIRB – Institutions
0.00 to <0.15	71.5	10.6	45.9	76.9	0.05	2,857	40.9	1.35	11.2	15	—
0.15 to <0.25	2.2	1.0	40.9	2.6	0.22	344	45.3	1.20	1.1	41	—
0.25 to <0.50	3.3	0.5	47.1	3.5	0.37	270	44.7	0.82	1.9	55	—
0.50 to <0.75	2.2	0.7	44.3	2.5	0.63	192	41.8	1.32	1.8	69	—
0.75 to <2.50	1.2	0.7	47.6	1.5	1.15	282	46.1	1.52	1.5	98	—
2.50 to <10.00	0.4	—	19.2	—	4.35	54	45.8	0.55	—	145	—
10.00 to <100.00	—	0.1	23.2	—	12.61	32	50.0	1.29	0.1	239	—
100.00 (Default)	—	—	—	—	100.00	2	76.7	1.00	—	81	—
Sub-total	80.8	13.6	45.4	87.0	0.11	4,033	41.3	1.33	17.6	20	—	—

AIRB – Corporate – Specialised Lending (excluding Slotting)[2]
0.00 to <0.15	1.4	1.1	34.3	1.8	0.10	409	30.1	3.31	0.5	26	—
0.15 to <0.25	1.5	0.8	30.9	1.6	0.22	431	32.3	3.91	0.7	44	—
0.25 to <0.50	0.9	0.3	43.4	1.0	0.37	232	32.4	3.55	0.6	54	—
0.50 to <0.75	0.9	0.2	51.8	1.0	0.63	254	23.3	4.18	0.5	52	—
0.75 to <2.50	1.9	0.8	47.4	2.3	1.33	487	30.1	3.55	1.7	79	—
2.50 to <10.00	0.4	0.1	36.2	0.5	4.85	232	23.8	3.24	0.4	87	—
10.00 to <100.00	0.3	0.1	46.0	0.3	24.77	88	22.1	3.02	0.4	127	—
100.00 (Default)	0.1	0.2	70.7	0.3	100.00	133	30.6	4.49	0.3	127	0.1
Sub-total	7.4	3.6	40.2	8.8	4.46	2,266	29.4	3.63	5.1	59	0.1	—

AIRB – Corporate – Other
0.00 to <0.15	105.1	155.2	38.2	202.5	0.08	9,655	40.3	2.20	45.6	23	0.1
0.15 to <0.25	50.9	63.9	36.3	82.0	0.22	9,463	36.5	1.92	29.6	36	0.1
0.25 to <0.50	47.0	51.2	36.3	72.7	0.37	10,194	38.0	2.07	35.5	49	0.1
0.50 to <0.75	45.4	41.6	32.4	57.0	0.63	9,375	37.4	1.97	34.7	61	0.1
0.75 to <2.50	140.5	97.9	31.9	133.5	1.37	44,281	37.7	2.05	109.3	82	0.7
2.50 to <10.00	33.5	26.2	33.7	30.8	4.17	11,455	38.8	1.97	36.4	118	0.5
10.00 to <100.00	5.0	3.6	39.8	4.8	21.79	2,202	37.8	1.90	8.6	179	0.4
100.00 (Default)	5.0	1.0	33.5	5.2	100.00	2,429	46.1	2.11	9.8	190	2.1
Sub-total	432.4	440.6	35.8	588.5	1.75	99,054	38.6	2.07	309.5	53	4.1	3.4

Wholesale AIRB – Total at 31 Dec 2017[3]	882.5	460.1	36.1	1,047.6	1.11	105,704	40.0	2.01	379.3	37	4.3	3.4

23	HSBC Holdings plc

Table 21: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
AIRB – Secured by mortgages on immovable property SME
0.00 to <0.15	0.4	—	100.0	0.4	0.06	1,291	10.6	—	—	2	—
0.15 to <0.25	—	—	100.0	—	0.18	1,741	17.0	—	—	7	—
0.25 to <0.50	0.2	—	100.0	0.2	0.32	5,164	16.1	—	—	7	—
0.50 to <0.75	0.1	—	117.1	0.1	0.60	3,884	26.2	—	—	19	—
0.75 to <2.50	0.3	—	149.6	0.3	1.60	11,459	27.4	—	0.1	33	—
2.50 to <10.00	0.4	—	102.0	0.4	5.06	5,183	24.3	—	0.2	60	—
10.00 to <100.00	0.1	—	249.6	0.1	17.72	858	26.3	—	0.1	104	—
100.00 (Default)	—	—	78.2	—	100.00	1,215	24.2	—	0.1	216	—
Sub-total	1.5	—	122.5	1.5	4.26	30,795	20.8	—	0.5	35	—	—

AIRB – Secured by mortgages on immovable property non-SME
0.00 to <0.15	161.7	12.9	91.2	177.0	0.06	1,007,985	14.6	—	9.9	6	—
0.15 to <0.25	26.9	1.2	81.9	28.1	0.21	121,136	16.0	—	3.1	11	—
0.25 to <0.50	24.6	2.9	43.9	25.9	0.37	110,580	17.4	—	4.3	17	—
0.50 to <0.75	11.2	0.4	100.2	11.7	0.63	51,845	15.7	—	2.2	19	—
0.75 to <2.50	21.8	1.0	72.4	22.6	1.31	98,817	17.0	—	6.5	29	—
2.50 to <10.00	5.9	0.2	96.6	6.1	4.53	27,756	11.3	—	2.3	38	—
10.00 to <100.00	2.1	0.1	98.8	2.3	26.58	21,434	18.5	—	2.8	120	0.1
100.00 (Default)	2.4	—	69.5	2.4	100.00	20,590	24.7	—	2.1	86	0.7
Sub-total	256.6	18.7	82.5	276.1	1.44	1,460,143	15.3	—	33.2	12	0.8	0.3

AIRB – Qualifying revolving retail exposures
0.00 to <0.15	5.5	68.1	47.1	37.4	0.07	12,974,761	93.5	—	1.7	5	—
0.15 to <0.25	1.4	13.2	44.0	7.2	0.21	2,294,812	94.9	—	0.8	11	—
0.25 to <0.50	2.2	10.2	42.5	6.4	0.37	1,829,719	93.6	—	1.2	19	—
0.50 to <0.75	2.1	4.3	49.8	4.2	0.60	1,104,290	93.4	—	1.1	27	—
0.75 to <2.50	5.8	7.1	47.9	9.0	1.39	2,143,093	91.5	—	4.4	48	0.1
2.50 to <10.00	3.0	1.5	59.4	3.9	4.79	773,854	89.9	—	4.4	114	0.3
10.00 to <100.00	0.8	0.3	58.1	1.0	30.07	281,160	91.6	—	2.2	225	0.3
100.00 (Default)	0.1	—	12.2	0.1	100.00	33,075	83.7	—	0.2	161	0.1
Sub-total	20.9	104.7	46.6	69.2	1.15	21,434,764	93.1	—	16.0	23	0.8	0.2

AIRB – Other SME
0.00 to <0.15	0.1	0.2	44.9	0.2	0.09	92,804	62.2	—	—	12	—
0.15 to <0.25	0.2	0.2	51.1	0.3	0.22	70,783	60.6	—	0.1	23	—
0.25 to <0.50	0.4	0.4	51.4	0.6	0.38	130,411	62.9	—	0.2	33	—
0.50 to <0.75	0.5	0.6	67.7	0.9	0.63	164,640	61.0	—	0.4	42	—
0.75 to <2.50	2.2	1.4	59.1	3.0	1.55	384,599	59.0	—	1.7	57	—
2.50 to <10.00	2.5	1.2	57.3	3.2	4.80	195,235	55.4	—	2.1	67	0.1
10.00 to <100.00	0.5	0.2	53.6	0.6	18.36	80,752	69.8	—	0.7	112	0.1
100.00 (Default)	0.5	0.1	90.6	0.6	100.00	18,209	39.2	—	0.7	116	0.3
Sub-total	6.9	4.3	58.2	9.4	9.84	1,137,433	57.7	—	5.9	63	0.5	0.3

AIRB – Other non-SME
0.00 to <0.15	9.2	6.5	32.2	11.9	0.08	453,740	21.9	—	0.7	6	—
0.15 to <0.25	6.5	3.6	35.6	8.1	0.21	359,875	28.2	—	1.1	13	—
0.25 to <0.50	6.3	2.7	29.4	7.3	0.37	318,434	30.5	—	1.5	21	—
0.50 to <0.75	4.8	1.4	28.4	5.3	0.61	178,341	27.3	—	1.2	24	—
0.75 to <2.50	8.5	0.7	27.9	8.9	1.34	332,213	26.5	—	3.0	33	—
2.50 to <10.00	2.9	0.9	26.1	3.2	4.24	194,512	34.4	—	1.8	57	0.1
10.00 to <100.00	0.6	—	21.2	0.6	24.44	84,817	49.3	—	0.6	107	0.1
100.00 (Default)	0.3	0.1	11.3	0.4	100.00	40,604	46.2	—	0.2	49	0.2
Sub-total	39.1	15.9	31.5	45.7	1.83	1,962,536	27.3	—	10.1	22	0.4	0.2

Retail AIRB – Total at 31 Dec 2017	325.0	143.6	50.0	401.9	1.64	26,025,671	31.1	—	65.7	16	2.5	1.0

HSBC Holdings plc	24

Pillar 3 Disclosures at 30 June 2018

Table 21: IRB – Credit risk exposures by portfolio and PD range (continued)[1]
	Original on-balance sheet gross exposure	Off-balance sheet exposures pre-CCF	Average CCF	EAD post-CRM and post-CCF	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density	Expected loss	Value adjustments and provisions
PD scale	$bn	$bn	%	$bn	%		%	years	$bn	%	$bn	$bn
FIRB – Central government and central banks
0.00 to <0.15	—	—	—	0.1	0.05	1	45.0	4.48	—	31	—
Sub-total	—	—	—	0.1	0.05	1	45.0	4.48	—	31	—	—

FIRB – Institutions
0.00 to <0.15	0.2	—	0.8	0.2	0.11	4	45.0	2.13	0.1	29	—
Sub-total	0.2	—	0.8	0.2	0.11	4	45.0	2.13	0.1	29	—	—

FIRB – Corporate – Other
0.00 to <0.15	9.5	12.7	44.3	14.9	0.08	1,144	45.0	2.47	4.1	27	—
0.15 to <0.25	3.0	6.1	42.1	5.6	0.22	1,259	44.1	2.33	2.7	47	—
0.25 to <0.50	4.4	6.1	32.7	6.3	0.37	1,319	44.1	1.88	3.6	56	—
0.50 to <0.75	3.0	4.6	24.0	4.2	0.63	1,091	42.9	2.19	3.1	75	—
0.75 to <2.50	8.5	10.0	25.8	10.7	1.36	3,663	43.1	1.75	9.7	92	0.1
2.50 to <10.00	2.5	2.0	30.9	3.0	4.67	1,059	43.7	2.03	4.4	144	0.1
10.00 to <100.00	0.3	0.3	30.3	0.4	21.37	184	41.4	1.10	0.7	192	—
100.00 (Default)	0.6	0.2	38.6	0.7	100.00	279	43.8	1.68	—	—	0.3
Sub-total	31.8	42.0	34.9	45.8	2.52	9,998	44.0	2.13	28.3	62	0.5	0.5

FIRB – Total at 31 Dec 2017	32.0	42.0	34.9	46.1	2.51	10,003	44.0	2.13	28.4	62	0.5	0.5

1	Securitisation positions are not included in this table.

2	Slotting exposures are disclosed in Table 23: Specialised lending.

3	The Wholesale AIRB Total includes NCOA amounting to $56.1bn of Original exposure and EAD, and $13.2bn of RWAs.

Table 22: IRB – Effect on RWA of credit derivatives used as CRM techniques
		At
		30 Jun 2018		31 Dec 2017
		Pre-credit derivatives RWAs	Actual RWAs	Pre-credit derivatives RWAs	Actual RWAs
		$bn	$bn	$bn	$bn
1	Exposures under FIRB	0.8	0.8	0.3	0.3
6	– Corporates – other	0.8	0.8	0.3	0.3
7	Exposures under AIRB[1]	181.7	180.6	181.3	180.1
8	– Central governments and central banks	5.7	5.7	5.2	5.2
9	– Institutions	3.6	3.6	4.8	4.8
11	– Corporates – specialised lending	17.7	17.7	19.0	19.0
12	– Corporates – other	124.6	123.5	122.5	121.3
13	– Retail – Secured by real estate SMEs	1.0	1.0	—	—
14	– Retail – Secured by real estate non-SMEs	12.9	12.9	13.0	13.0
15	– Retail – Qualifying revolving	6.5	6.5	6.3	6.3
16	– Retail – Other SMEs	4.2	4.2	5.0	5.0
17	– Retail – Other non-SMEs	5.5	5.5	5.5	5.5
20	Total	182.5	181.4	181.6	180.4

1	Securitisation positions are not included in this table.

25	HSBC Holdings plc

Table 23: Specialised lending on slotting approach
		On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWAs	Expected loss
Regulatory categories	Remaining maturity
		$bn	$bn	%	$bn	$bn	$bn
Category 1	Less than 2.5 years	14.4	2.4	50	15.3	7.6	—
	Equal to or more than 2.5 years	11.8	2.5	70	12.5	8.8	0.1
Category 2	Less than 2.5 years	3.0	0.4	70	3.1	2.2	—
	Equal to or more than 2.5 years	1.8	0.5	90	2.0	1.8	—
Category 3	Less than 2.5 years	0.4	—	115	0.4	0.5	—
	Equal to or more than 2.5 years	0.8	0.1	115	0.8	0.9	—
Category 4	Less than 2.5 years	0.1	—	250	0.1	0.2	—
	Equal to or more than 2.5 years	0.1	—	250	0.1	0.2	—
Category 5	Less than 2.5 years	0.3	—	—	0.5	—	0.3
	Equal to or more than 2.5 years	0.1	—	—	0.2	—	0.1
Total at 30 Jun 2018	Less than 2.5 years	18.2	2.8		19.4	10.5	0.3
	Equal to or more than 2.5 years	14.6	3.1		15.6	11.7	0.2

Category 1	Less than 2.5 years	12.2	1.6	50	13.2	6.7	—
	Equal to or more than 2.5 years	12.9	2.0	70	14.3	10.0	0.1
Category 2	Less than 2.5 years	3.3	0.2	70	3.3	2.4	—
	Equal to or more than 2.5 years	2.8	0.4	90	3.0	2.7	—
Category 3	Less than 2.5 years	0.4	—	115	0.4	0.4	—
	Equal to or more than 2.5 years	0.9	0.1	115	0.8	0.9	—
Category 4	Less than 2.5 years	0.1	—	250	0.1	0.2	—
	Equal to or more than 2.5 years	0.1	—	250	0.1	0.3	—
Category 5	Less than 2.5 years	0.3	—	—	0.6	—	0.3
	Equal to or more than 2.5 years	0.3	—	—	0.3	—	0.2
Total at 31 Dec 2017	Less than 2.5 years	16.3	1.8		17.6	9.7	0.3
	Equal to or more than 2.5 years	17.0	2.5		18.5	13.9	0.3

HSBC Holdings plc	26

Pillar 3 Disclosures at 30 June 2018

Counterparty credit risk
CCR risk arises for derivatives and SFTs. It is calculated in both the trading and non-trading books, and is the risk that a counterparty may default before settlement of the transaction. CCR is generated primarily in our wholesale global businesses.

Four approaches may be used under CRD IV to calculate exposure values for CCR: mark-to-market, original exposure, standardised and IMM. Exposure values calculated under these approaches are used to determine RWAs. Across the Group, we use the mark-to-market and IMM approaches.

Table 24: Analysis of counterparty credit risk (‘CCR’) exposure by approach (excluding centrally cleared exposures)
		Notional	Replacement cost	Potential future exposure	EEPE	Alpha used for computing regulatory EAD	EAD post-CRM	RWAs
		$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	Mark-to-market	5,787.8	10.5	23.0	—	—	33.5	14.4
4	Internal Model Method	25,033.1	—	—	29.7	1.4	41.5	16.5
	– of which:
6	derivatives and long settlement transactions[1]	25,033.1	—	—	29.7	1.4	41.5	16.5
9	Financial collateral comprehensive method (for SFTs)	741.3	—	—	—	—	49.1	10.1
11	Total at 30 Jun 2018	31,562.2	10.5	23.0	29.7	1.4	124.1	41.0

1	Mark-to-market	14,404.8	17.2	44.5	—	—	61.7	25.2
4	Internal Model Method	12,898.8	—	—	15.9	1.4	22.2	9.7
	– of which:
6	derivatives and long settlement transactions[1]	12,898.8	—	—	15.9	1.4	22.2	9.7
9	Financial collateral comprehensive method (for SFTs)	677.1	—	—	—	—	47.6	8.7
11	Total at 31 Dec 2017	27,980.7	17.2	44.5	15.9	1.4	131.5	43.6

1	Prior to the implementation of SA-CCR, exposures reported here will be those under the mark-to-market method.
The changes in exposures under the mark-to-market and IMM approaches in Table 24 and the movements between standardised and advanced CVA within Table 25 principally reflect the implementation of IMM in Asia and the US.

Table 25: Credit valuation adjustment (‘CVA’) capital charge
		At
		30 Jun 2018		31 Dec 2017
		EAD post-CRM	RWAs	EAD post-CRM	RWAs
		$bn	$bn	$bn	$bn
1	Total portfolios subject to the Advanced CVA capital charge	22.4	4.4	9.4	2.8
2	– VaR component (including the 3 × multiplier)		0.7		0.7
3	– stressed VaR component (including the 3 × multiplier)		3.7		2.1
4	All portfolios subject to the Standardised CVA capital charge	15.8	1.3	36.6	6.7
5	Total subject to the CVA capital charge	38.2	5.7	46.0	9.5

Table 26: Standardised approach – CCR exposures by regulatory portfolio and risk weights
	Risk weight	0%	10%	20%	50%	75%	100%	150%	Others	Total credit exposure	Of which unrated
1	Central governments and central banks	5.5	—	—	0.1	—	—	—	—	5.6	—
2	Regional government or local authorities[1]	0.9	—	—	—	—	—	—	—	0.9	0.1
6	Institutions	—	—	—	—	—	0.1	—	—	0.1	—
7	Corporates	—	—	—	—	—	2.0	—	—	2.0	1.7
	Total at 30 Jun 2018	6.4	—	—	0.1	—	2.1	—	—	8.6	1.8

1	Central governments and central banks	7.5	—	—	—	—	—	—	—	7.5	6.3
6	Institutions	—	—	—	0.1	—	—	—	—	0.1	0.1
7	Corporates	—	—	—	—	—	1.9	—	—	1.9	1.7
	Total at 31 Dec 2017	7.5	—	—	0.1	—	1.9	—	—	9.5	8.1

1
Standardised exposures to EEA ‘regional governments and local authorities’ and ‘public sector entities’ are reported separately in 2018. In previous years, these exposures were grouped with ‘central governments or central banks’. Prior reporting has not been restated.

27	HSBC Holdings plc

Table 27: IRB – CCR exposures by portfolio and PD scale
	EAD post-CRM	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density
PD scale	$bn	%		%	years	$bn	%
AIRB – Central Government and Central Banks
0.00 to <0.15	9.5	0.03	100	45.7	1.02	0.6	7
0.15 to <0.25	0.2	0.22	10	44.7	2.36	0.1	47
0.25 to <0.50	0.1	0.37	7	44.8	1.73	—	55
0.50 to <0.75	0.1	0.63	5	45.0	0.54	—	56
0.75 to <2.50	1.5	1.72	5	45.0	0.79	1.5	95
2.50 to <10.00	—	3.59	2	45.0	4.18	—	199
Sub-total	11.4	0.28	129	45.2	1.02	2.2	20

AIRB – Institutions
0.00 to <0.15	41.5	0.06	3,861	44.6	1.12	7.9	19
0.15 to <0.25	3.1	0.22	316	44.8	1.34	1.4	45
0.25 to <0.50	2.0	0.37	98	45.0	1.11	1.1	58
0.50 to <0.75	0.5	0.63	70	44.7	1.24	0.4	75
0.75 to <2.50	0.6	1.17	196	45.0	1.39	0.6	100
2.50 to <10.00	0.1	4.08	14	44.8	2.12	0.1	144
10.00 to <100.00	0.3	12.96	11	54.9	0.29	0.6	242
100.00 (Default)	—	100.00	2	45.0	1.00	—	—
Sub-total	48.1	0.18	4,568	44.9	1.13	12.1	25

AIRB – Corporates
0.00 to <0.15	31.4	0.07	5,253	44.3	1.75	7.0	22
0.15 to <0.25	6.3	0.22	1,821	47.9	1.51	2.9	47
0.25 to <0.50	3.5	0.37	1,078	45.2	2.01	2.1	62
0.50 to <0.75	3.4	0.63	1,016	46.5	1.02	2.5	74
0.75 to <2.50	6.6	1.36	7,021	45.6	1.42	6.9	104
2.50 to <10.00	0.6	4.20	581	45.4	1.95	1.0	147
10.00 to <100.00	—	20.00	83	49.4	1.18	0.2	246
100.00 (Default)	—	100.00	22	40.7	2.80	—	—
Sub-total	51.8	0.42	16,875	45.0	1.65	22.6	43
AIRB – Total at 30 Jun 2018	111.3	0.30	21,572	50.1	1.27	36.9	33

FIRB – Corporates
0.00 to <0.15	2.7	0.07	551	40.6	1.87	0.7	25
0.15 to <0.25	0.2	0.22	144	45.0	1.73	0.1	42
0.25 to <0.50	0.2	0.37	133	45.0	1.64	0.1	58
0.50 to <0.75	0.1	0.63	109	45.0	2.08	0.1	78
0.75 to <2.50	0.8	1.55	574	45.0	1.36	0.8	105
2.50 to <10.00	0.1	4.70	86	45.0	2.57	0.1	157
100.00 (Default)	—	100.00	8	45.0	1.08	—	—
FIRB – Total at 30 Jun 2018	4.1	0.49	1,605	45.0	1.90	1.9	46

Total (all portfolios) at 30 Jun 2018	115.4	0.31	23,177	45.0	504.87	38.8	34

HSBC Holdings plc	28

Pillar 3 Disclosures at 30 June 2018

Table 27: IRB – CCR exposures by portfolio and PD scale (continued)
	EAD post-CRM	Average PD	Number of obligors	Average LGD	Average maturity	RWAs	RWA density
PD scale	$bn	%		%	years	$bn	%
AIRB – Central Government and Central Banks
0.00 to <0.15	10.9	0.03	92	45.0	0.96	0.7	6
0.15 to <0.25	0.2	0.22	9	45.0	2.83	0.1	49
0.25 to <0.50	0.1	0.37	5	45.0	1.96	—	58
0.50 to <0.75	—	0.63	6	45.0	1.01	—	63
0.75 to <2.50	0.3	1.72	9	45.0	1.42	0.4	102
2.50 to <10.00	1.0	3.59	2	45.0	0.46	1.2	123
Sub-total	12.5	0.42	123	45.0	1.00	2.4	19

AIRB – Institutions
0.00 to <0.15	46.8	0.06	3,973	45.3	1.34	9.8	21
0.15 to <0.25	3.9	0.22	331	46.1	1.55	2.0	50
0.25 to <0.50	2.1	0.37	93	45.0	1.13	1.3	59
0.50 to <0.75	0.7	0.63	91	46.3	1.24	0.5	76
0.75 to <2.50	0.7	1.23	164	45.4	1.41	0.7	107
2.50 to <10.00	—	6.00	22	25.7	1.75	0.1	187
10.00 to <100.00	—	12.67	13	54.7	2.57	—	279
100.00 (Default)	—	100.00	1	45.0	1.00	—	—
Sub-total	54.2	0.12	4,688	45.4	1.34	14.4	27

AIRB – Corporates
0.00 to <0.15	31.4	0.07	5,025	44.2	1.84	7.2	23
0.15 to <0.25	5.8	0.22	1,726	47.9	1.40	2.7	46
0.25 to <0.50	3.8	0.37	1,053	45.3	2.09	2.4	62
0.50 to <0.75	2.9	0.63	936	46.0	1.38	2.1	76
0.75 to <2.50	6.8	1.36	3,065	45.8	1.48	6.9	102
2.50 to <10.00	0.6	4.53	566	46.3	1.99	1.0	152
10.00 to <100.00	0.1	20.58	86	47.3	1.20	0.2	263
100.00 (Default)	0.1	100.00	22	43.4	4.41	—	—
Sub-total	51.5	0.65	12,479	45.0	1.74	22.5	44
AIRB – Total at 31 Dec 2017	118.2	0.45	17,290	53.4	1.30	39.3	33

FIRB – Corporates
0.00 to <0.15	2.3	0.07	520	40.3	1.98	0.6	25
0.15 to <0.25	0.3	0.22	159	45.0	1.78	0.1	44
0.25 to <0.50	0.2	0.37	151	45.0	1.75	0.1	59
0.50 to <0.75	0.1	0.63	97	45.0	1.93	0.1	75
0.75 to <2.50	0.7	1.55	516	45.0	1.61	0.8	114
2.50 to <10.00	0.1	4.38	82	45.0	1.64	0.1	142
10.00 to <100.00	—	10.22	9	45.0	1.00	—	187
100.00 (Default)	—	100.00	5	45.0	1.10	—	—
FIRB – Total at 31 Dec 2017	3.7	0.54	1,539	45.0	1.99	1.8	50

Total (all portfolios) at 31 Dec 2017	121.9	0.38	18,829	45.0	546.39	41.1	34

Table 28: Impact of netting and collateral held on exposure values
		Gross positive fair value or net carrying amount	Netting benefits	Netted current credit exposure	Collateral held	Net credit exposure
		$bn	$bn	$bn	$bn	$bn
1	Derivatives	683.1	543.3	139.8	42.0	97.8
2	SFTs	744.8	—	744.8	697.2	47.6
4	Total at 30 Jun 2018	1,427.9	543.3	884.6	739.2	145.4

1	Derivatives	628.3	469.0	159.3	41.8	117.5
2	SFTs	679.3	—	679.3	633.2	46.1
4	Total at 31 Dec 2017	1,307.6	469.0	838.6	675.0	163.6

29	HSBC Holdings plc

Table 29: Composition of collateral for CCR exposure
		Collateral used in derivative transactions				Collateral used in SFTs
		Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
		Segregated	Unsegregated	Segregated	Unsegregated
		$bn	$bn	$bn	$bn	$bn	$bn
1	Cash – domestic currency	—	6.5	1.5	3.6	73.4	94.8
2	Cash – other currencies	—	41.4	5.0	36.2	225.7	294.9
3	Domestic sovereign debt	—	5.9	—	5.8	84.3	84.9
4	Other sovereign debt	—	7.7	—	13.5	237.0	194.0
5	Government agency debt	—	0.1	—	0.5	13.5	13.4
6	Corporate bonds	—	0.8	—	0.3	38.3	16.1
7	Equity securities	—	0.3	—	—	55.5	44.5
8	Other collateral	—	0.2	—	0.2	2.6	2.2
9	Total at 30 Jun 2018	—	62.9	6.5	60.1	730.3	744.8

1	Cash – domestic currency	—	5.9	1.4	3.5	72.6	96.3
2	Cash – other currencies	—	34.7	4.9	28.7	186.1	269.6
3	Domestic sovereign debt	—	5.4	—	5.3	83.3	77.1
4	Other sovereign debt	—	7.6	—	11.2	219.9	166.6
5	Government agency debt	—	0.2	—	1.1	12.0	4.6
6	Corporate bonds	—	0.6	—	0.4	39.2	17.1
7	Equity securities	—	0.4	—	—	46.3	45.0
8	Other collateral	—	0.2	—	0.3	1.6	1.2
9	Total at 31 Dec 2017	—	55.0	6.3	50.5	661.0	677.5

Table 30: Exposures to central counterparties
		At
		30 Jun 2018		31 Dec 2017
		EAD post-CRM	RWAs	EAD post-CRM	RWAs
		$bn	$bn	$bn	$bn
1	Exposures to QCCPs (total)	32.1	1.0	42.3	1.4
2	Exposures for trades at QCCPs (excluding initial margin and default fund contributions)	18.1	0.4	28.5	0.6
3	– OTC derivatives	8.0	0.2	18.0	0.4
4	– exchange-traded derivatives	7.1	0.1	8.1	0.2
5	– securities financing transactions	3.0	0.1	2.4	—
7	Segregated initial margin	6.5	—	6.3	—
8	Non-segregated initial margin	7.5	0.1	7.5	0.1
9	Pre-funded default fund contributions	—	0.5	—	0.7

Table 31: Credit derivatives exposures
		At
		30 Jun 2018		31 Dec 2017
		Protection bought	Protection sold	Protection bought	Protection sold
	Footnote	$bn	$bn	$bn	$bn
Notionals	1
– Index credit default swaps		179.1	162.7	201.8	179.7
– Total return swaps		11.9	5.9	7.8	12.2
Total credit derivative notionals		191.0	168.6	209.6	191.9
Fair values
– Positive fair value (asset)		1.7	2.0	0.8	4.3
– Negative fair value (liability)		(2.2)	(1.8)	(4.4)	(1.0)

1	This includes where we act as an intermediary for our clients, enabling them to take a position in the underlying securities. This does not increase risk for HSBC.

HSBC Holdings plc	30

Pillar 3 Disclosures at 30 June 2018

Securitisation
HSBC acts as originator, sponsor, liquidity provider and derivative counterparty to our own originated and sponsored securitisations, as well as those of third parties. Our strategy is to use securitisation to meet our needs for aggregate funding or capital management, to the extent that market, regulatory treatments and other conditions are suitable, and for customer facilitation.

We do not provide support to any of our originated or sponsored securitisations, and it is not our policy to do so.
We have senior exposures to three securities investment conduits (‘SICs’): Mazarin Funding Limited, Barion Funding Limited and Malachite Funding Limited. We also hold all of the commercial paper issued by Solitaire Funding Limited. These are considered legacy businesses, and exposures are being repaid as the securities they hold amortise.

Table 32: Securitisation exposures in the non-trading book
		Bank acts as originator			Bank acts as sponsor			Bank acts as investor
		Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	Retail (total)	—	—	—	17.3	—	17.3	6.3	—	6.3
2	– residential mortgage	—	—	—	0.2	—	0.2	3.3	—	3.3
3	– credit card	—	—	—	0.6	—	0.6	0.6	—	0.6
4	– other retail exposures	—	—	—	16.5	—	16.5	2.4	—	2.4
5	– re-securitisation	—	—	—	—	—	—	—	—	—
6	Wholesale (total)	—	4.7	4.7	2.9	—	2.9	2.6	—	2.6
7	– loans to corporates	—	4.7	4.7	—	—	—	0.1	—	0.1
8	– commercial mortgage	—	—	—	0.1	—	0.1	1.8	—	1.8
9	– lease and receivables	—	—	—	2.0	—	2.0	0.4	—	0.4
10	– other wholesale	—	—	—	0.4	—	0.4	0.3	—	0.3
11	– re-securitisation	—	—	—	0.4	—	0.4	—	—	—
	Total at 30 Jun 2018	—	4.7	4.7	20.2	—	20.2	8.9	—	8.9

1	Retail (total)	0.8	—	0.8	18.2	—	18.2	6.0	—	6.0
2	– residential mortgage	—	—	—	0.3	—	0.3	2.6	—	2.6
3	– credit card	—	—	—	—	—	—	1.0	—	1.0
4	– other retail exposures	—	—	—	17.9	—	17.9	2.4	—	2.4
5	– re-securitisation	0.8	—	0.8	—	—	—	—	—	—
6	Wholesale (total)	—	4.7	4.7	2.7	—	2.7	2.8	—	2.8
7	– loans to corporates	—	4.7	4.7	0.4	—	0.4	0.1	—	0.1
8	– commercial mortgage	—	—	—	0.1	—	0.1	2.0	—	2.0
9	– lease and receivables	—	—	—	0.8	—	0.8	0.4	—	0.4
10	– other wholesale	—	—	—	0.4	—	0.4	0.3	—	0.3
11	– re-securitisation	—	—	—	1.0	—	1.0	—	—	—
	Total at 31 Dec 2017	0.8	4.7	5.5	20.9	—	20.9	8.8	—	8.8

Table 33: Securitisation exposures in the trading book
		At
		30 Jun 2018			31 Dec 2017
		Bank acts as investor[1]			Bank acts as investor[1]
		Traditional	Synthetic	Sub-total	Traditional	Synthetic	Sub-total
		$bn	$bn	$bn	$bn	$bn	$bn
1	Retail (total)	2.1	—	2.1	1.6	—	1.6
2	– residential mortgage	1.1	—	1.1	0.9	—	0.9
3	– credit card	0.3	—	0.3	0.2	—	0.2
4	– other retail exposures	0.7	—	0.7	0.5	—	0.5
5	– re-securitisation	—	—	—	—	—	—
6	Wholesale (total)	0.8	—	0.8	0.9	—	0.9
7	– loans to corporates	—	—	—	—	—	—
8	– commercial mortgage	0.6	—	0.6	0.6	—	0.6
9	– lease and receivables	—	—	—	—	—	—
10	– other wholesale	0.2	—	0.2	0.3	—	0.3
11	– re-securitisation	—	—	—	—	—	—
	Total (all portfolios)	2.9	—	2.9	2.5	—	2.5

1	HSBC does not act as originator or sponsor for securitisation exposures in the trading book.

31	HSBC Holdings plc

Table 34: Securitisation exposures in the non-trading book and associated regulatory capital requirements – bank acting as originator or as sponsor
		Exposure values (by risk weight bands)					Exposure values (by regulatory approach)
		≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to 1,250% RW	1,250% RW	IRB RBA (including IAA)	IRB SFA	SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	17.3	1.5	1.0	0.2	0.1	19.0	—	1.0	0.1
3	Securitisation	17.3	1.3	1.0	0.1	0.1	18.7	—	1.0	0.1
4	– retail underlying	15.0	1.2	0.9	0.1	—	16.2	—	1.0	—
5	– wholesale	2.3	0.1	0.1	—	0.1	2.5	—	—	0.1
6	Re-securitisation	—	0.2	—	0.1	—	0.3	—	—	—
7	– senior	—	—	—	—	—	—	—	—	—
8	– non-senior	—	0.2	—	0.1	—	0.3	—	—	—
9	Synthetic securitisation	4.3	—	0.4	—	—	4.7	—	—	—
10	Securitisation	4.3	—	0.4	—	—	4.7	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—	—
12	– wholesale	4.3	—	0.4	—	—	4.7	—	—	—
1	Total at 30 Jun 2018	21.6	1.5	1.4	0.2	0.1	23.7	—	1.0	0.1

2	Traditional securitisation	18.6	1.4	0.2	0.5	0.8	20.2	—	0.6	0.8
3	Securitisation	18.4	0.7	0.2	0.3	0.2	19.1	—	0.6	0.2
4	– retail underlying	17.4	0.3	0.1	0.3	0.1	17.8	—	0.3	0.1
5	– wholesale	1.0	0.4	0.1	—	0.1	1.3	—	0.3	0.1
6	Re-securitisation	0.2	0.7	—	0.2	0.6	1.1	—	—	0.6
7	– senior	0.2	—	—	—	—	0.1	—	—	—
8	– non-senior	—	0.7	—	0.2	0.6	1.0	—	—	0.6
9	Synthetic securitisation	4.3	—	0.4	—	—	4.7	—	—	—
10	Securitisation	4.3	—	0.4	—	—	4.7	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—	—
12	– wholesale	4.3	—	0.4	—	—	4.7	—	—	—
1	Total at 31 Dec 2017	22.9	1.4	0.6	0.5	0.8	24.9	—	0.6	0.8
The reduction in RWA is principally driven by the disposal of non-senior, resecuritisation exposure in the legacy book.

Table 34: Securitisation exposures in the non-trading book and associated regulatory capital requirements – bank acting as originator or as sponsor
		RWAs (by regulatory approach)				Capital charge after cap
		IRB RBA (including IAA)	IRB SFA	SA	1,250%	IRB RBA (including IAA)	IRB SFA	SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	2.5	—	1.0	0.8	0.2	—	0.1	0.1
3	Securitisation	2.0	—	1.0	0.6	0.2	—	0.1	0.1
4	– retail underlying	1.7	—	1.0	0.5	0.2	—	0.1	0.1
5	– wholesale	0.3	—	—	0.1	—	—	—	—
6	Re-securitisation	0.5	—	—	0.2	—	—	—	—
7	– senior	—	—	—	—	—	—	—	—
8	– non-senior	0.5	—	—	0.2	—	—	—	—
9	Synthetic securitisation	0.9	—	—	0.2	0.1	—	—	—
10	Securitisation	0.9	—	—	0.2	0.1	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—
12	– wholesale	0.9	—	—	0.2	0.1	—	—	—
1	Total at 30 Jun 2018	3.4	—	1.0	1.0	0.3	—	0.1	0.1

2	Traditional securitisation	3.3	—	0.4	7.1	0.2	—	—	0.6
3	Securitisation	2.3	—	0.4	1.4	0.1	—	—	0.2
4	– retail underlying	2.1	—	0.3	0.7	0.1	—	—	0.1
5	– wholesale	0.2	—	0.1	0.7	—	—	—	0.1
6	Re-securitisation	1.0	—	—	5.7	0.1	—	—	0.4
7	– senior	—	—	—	—	—	—	—	—
8	– non-senior	1.0	—	—	5.7	0.1	—	—	0.4
9	Synthetic securitisation	0.8	—	—	0.3	0.1	—	—	—
10	Securitisation	0.8	—	—	0.3	0.1	—	—	—
11	– retail underlying	—	—	—	—	—	—	—	—
12	– wholesale	0.8	—	—	0.3	0.1	—	—	—
1	Total at 31 Dec 2017	4.1	—	0.4	7.4	0.3	—	—	0.6

HSBC Holdings plc	32

Pillar 3 Disclosures at 30 June 2018

Table 35: Securitisation exposures in the non-trading book and associated capital requirements – bank acting as investor
		Exposure values (by risk weight bands)					Exposure values (by regulatory approach)
		≤20% RW	>20% to 50% RW	>50% to 100% RW	>100% to 1,250% RW	1,250% RW	IRB RBA (including IAA)	IRB SFA	SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	6.4	1.0	1.4	—	0.1	7.1	—	1.7	0.1
3	Securitisation	6.4	1.0	1.4	—	0.1	7.1	—	1.7	0.1
4	– retail underlying	4.3	0.9	1.0	—	0.1	4.5	—	1.7	0.1
5	– wholesale	2.1	0.1	0.4	—	—	2.6	—	—	—
1	Total at 30 Jun 2018	6.4	1.0	1.4	—	0.1	7.1	—	1.7	0.1

2	Traditional securitisation	6.7	0.5	1.6	—	0.1	7.2	—	1.4	0.1
3	Securitisation	6.7	0.5	1.6	—	0.1	7.2	—	1.4	0.1
4	– retail underlying	4.5	0.4	1.1	—	0.1	4.5	—	1.4	0.1
5	– wholesale	2.2	0.1	0.5	—	—	2.7	—	—	—
1	Total at 31 Dec 2017	6.7	0.5	1.6	—	0.1	7.2	—	1.4	0.1

		RWAs (by regulatory approach)				Capital charge after cap
		IRB RBA (including IAA)	IRB SFA	SA	1,250%	IRB RBA (including IAA)	IRB SFA	SA	1,250%
		$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
2	Traditional securitisation	1.4	—	1.2	1.0	0.1	—	0.1	0.1
3	Securitisation	1.4	—	1.2	1.0	0.1	—	0.1	0.1
4	– retail underlying	0.6	—	1.2	0.9	—	—	0.1	0.1
5	– wholesale	0.8	—	—	0.1	0.1	—	—	—
1	Total at 30 Jun 2018	1.4	—	1.2	1.0	0.1	—	0.1	0.1

2	Traditional securitisation	1.9	—	1.2	0.9	0.1	—	0.1	0.1
3	Securitisation	1.9	—	1.2	0.9	0.1	—	0.1	0.1
4	– retail underlying	1.0	—	1.2	0.7	—	—	0.1	0.1
5	– wholesale	0.9	—	—	0.2	0.1	—	—	—
1	Total at 31 Dec 2017	1.9	—	1.2	0.9	0.1	—	0.1	0.1

33	HSBC Holdings plc

Market risk
Market risk is the risk that movements in market factors, such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices, will reduce our income or the value of our portfolios.
Exposure to market risk is separated into two portfolios:

•	trading portfolios comprise positions arising from market-making; and

•
non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments measured at fair value through other comprehensive income, debt instruments measured at amortised cost, and exposures arising from our insurance operations.

There were no material changes to the policies and practices for the management of market risk. A summary of our current policies and practices for the management of market risk is set out in ‘Market risk’ on page 56 of the Pillar 3 Disclosures at
31 December 2017.

Table 36: Market risk under standardised approach
		At
		30 Jun	31 Dec	30 Jun
		2018	2017	2018
		RWAs	RWAs	Capital requirements
		$bn	$bn	$bn
	Outright products
1	Interest rate risk (general and specific)	2.6	2.2	0.2
2	Equity risk (general and specific)	0.8	0.1	0.1
3	Foreign exchange risk	0.2	0.2	—
4	Commodity risk	—	0.1	—
	Options
6	Delta-plus method	0.1	—	—
8	Securitisation	1.8	1.8	0.1
9	Total	5.5	4.4	0.4

Table 37: Market risk under IMA
		At 30 Jun 2018		At 31 Dec 2017
		RWAs	Capital requirements	RWAs	Capital requirements
		$bn	$bn	$bn	$bn
1	VaR (higher of values a and b)	7.0	0.6	8.3	0.7
(a)	Previous day’s VaR		0.1		0.1
(b)	Average daily VaR		0.6		0.7
2	Stressed VaR (higher of values a and b)	11.8	0.9	14.3	1.1
(a)	Latest SVaR		0.2		0.1
(b)	Average SVaR		0.9		1.1
3	Incremental risk charge (higher of values a and b)	9.5	0.8	10.0	0.8
(a)	Most recent IRC value		0.8		0.8
(b)	Average IRC value		0.8		0.8
5	Other	3.2	0.3	1.9	0.2
6	Total	31.5	2.6	34.5	2.8

Table 38: IMA values for trading portfolios
		At
		30 Jun	31 Dec
		2018	2017
		$m	$m
VaR (10 day 99%)
1	Maximum value	340.6	319.1
2	Average value	203.1	197.0
3	Minimum value	159.5	163.7
4	Period end	162.3	228.2
Stressed VaR (10 day 99%)
5	Maximum value	357.1	439.7
6	Average value	242.7	284.7
7	Minimum value	191.2	193.3
8	Period end	238.0	251.3
Incremental risk charge (99.9%)
9	Maximum value	945.5	1,042.7
10	Average value	739.6	828.5
11	Minimum value	680.8	673.4
12	Period end	753.9	803.4
For all three market risk capital models, there were no material changes in portfolio profiles or concentrations and the fluctuations were within normal expectations.

HSBC Holdings plc	34

Pillar 3 Disclosures at 30 June 2018

Table 39: Comparison of VaR estimates with gains/losses
VaR back-testing exceptions against actual profit and loss

Actual profit and loss	VaR

VaR back-testing exceptions against hypothetical profit and loss

Hypothetical profit and loss	VaR

There were no back-testing exceptions against both actual and hypothetical profit and loss for the Group in 1H18.

35	HSBC Holdings plc

Other information

Abbreviations
The following abbreviated terms are used throughout this document.

Currencies
$	United States dollar
A
ABCP	Asset-backed commercial paper
ABS[1]	Asset-backed security
AFS[1]	Available-for-sale
AIRB	Advanced IRB
ALCM	Asset, Liability and Capital Management
ALCO	Asset and Liability Management Committee
AT1 capital	Additional tier 1 capital
AVA	Additional value adjustment
B
BCBS/Basel Committee	Basel Committee on Banking Supervision
BoE	Bank of England
C
CCB[1]	Capital conservation buffer
CCF[1]	Credit conversion factor
CCP	Central counterparty
CCR[1]	Counterparty credit risk
CCyB[1]	Countercyclical capital buffer
CDS[1]	Credit default swap
CET1[1]	Common equity tier 1
CIU	Collective investment undertakings
CRA[1]	Credit risk adjustment
CRD IV1	Capital Requirements Regulation and Directive
CRE[1]	Commercial real estate
CRM	Credit risk mitigation/mitigant
CRR[1]	Customer risk rating
CRR2	Revisions to Capital Requirements Regulation and Capital Requirements directive
CSA[1]	Credit Support Annex
CVA	Credit valuation adjustment
CVC	Conduct and Values Committee
E
EAD[1]	Exposure at default
EBA	European Banking Authority
EC	European Commission
ECA	Export Credit Agency
ECAI[1]	External Credit Assessment Institution
EEA	European Economic Area
EL1	Expected loss
EU	European Union
EVE[1]	Economic value of equity
F
FFVA	Funding Fair Value Adjustment
FIRB	Foundation IRB
Fitch	Fitch Ratings
FPC[1]	Financial Policy Committee (UK)
FRTB	Fundamental review of the trading book
FSB	Financial Stability Board
FSVC	Financial System Vulnerabilities Committee
G
GAC	Group Audit Committee
GB&M	Global Banking and Markets, a global business
GMB	Group Management Board
GPB	Global Private Banking, a global business
GRC	Group Risk Committee

Group	HSBC Holdings together with its subsidiary undertakings
G-SIB[1]	Global systemically important bank
G-SII	Global systemically important institution
H
HKMA	Hong Kong Monetary Authority
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HVCRE	High volatility commercial real estate
I
IAA[1]	Internal Assessment Approach
ICAAP[1]	Internal Capital Adequacy Assessment Process
ICG	Individual capital guidance
IFRSs	International Financial Reporting Standards
ILAA	Individual Liquidity Adequacy Assessment
ILR	Inherent Liquidity Risk
IMA	Internal Models Approach
IMM[1]	Internal Model Method
IRB1/RBA	Internal ratings based approach
IRC[1]	Incremental risk charge
L
LCR	Liquidity Coverage Ratio
LFRF	Liquidity and Funding Risk Framework
LGD[1]	Loss given default
Libor	London interbank offered rate
M
MDB[1]	Multilateral Development Bank
MENA	Middle East and North Africa
MOC	Model Oversight Committee
Moody’s	Moody’s Investor Service
MREL	Minimum requirements for own funds and eligible liabilities
N
NCOA	Non-credit obligation asset
NSFR	Net Stable Funding Ratio
O
ORMF	Operational risk management framework
OTC[1]	Over-the-counter
P
PD1	Probability of default
PFE[1]	Potential future exposure
PIT1	Point-in-time
PONV	Point of Non Viability
PRA[1]	Prudential Regulation Authority (UK)
PVA[1]	Prudent valuation adjustment
Q
QCCP	Qualifying Central Counterparty
R
RAS	Risk appetite statement
RBM[1]	Ratings Based Method
RBWM	Retail Banking and Wealth Management, a global business
Retail IRB[1]	Retail internal ratings based approach
RMM	Risk Management Meeting of the GMB
RNIV	Risks not in VaR
RW	Risk weights
RWA[1]	Risk-weighted asset

HSBC Holdings plc	36

Pillar 3 Disclosures at 30 June 2018

S
SA/STD[1]	Standardised approach
SA-CCR	Standardised approach for counterparty credit risk
S&P	Standard and Poor’s rating agency
SFM[1]	Supervisory Formula Method
SFT[1]	Securities Financing Transactions
SIC	Securities Investment Conduit
SME	Small- and medium-sized enterprise
SPE[1]	Special Purpose Entity
SRB[1]	Systemic Risk Buffer
SSFA/SFA	Simplified supervisory formula approach
SVaR	Stressed value at risk
T
TLAC[1]	Total Loss Absorbing Capacity
TTC[1]	Through-the-cycle
T1 capital	Tier 1 capital
T2 capital	Tier 2 capital
U
UK	United Kingdom
US	United States
V
VaR[1]	Value at risk

1	Full definition included in the Glossary published on HSBC website www.hsbc.com/investor-relations/group-results-and-reporting.

Cautionary statement regarding forward- looking statements
These Pillar 3 Disclosures at 30 June 2018 contain certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business, including the strategic priorities and 2020 financial, investment and capital targets described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•
Changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; consumer perception as to the continuing availability of credit and price competition in the market segments we serve; and deviations from the market and economic assumptions that form the basis for our ECL measurements.

•
Changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms.

•
Factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and the other risks and uncertainties we identify in ‘top and emerging risks’ on pages 16 and 17 of the Interim Report 2018.

Contacts
Enquiries relating to HSBC’s strategy or operations may be directed to:

Richard O’Connor Global Head of Investor Relations HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	Hugh Pye Head of Investor Relations, Asia-Pacific The Hongkong and Shanghai Banking Corporation Limited 1 Queen’s Road Central Hong Kong
Telephone: +44 (0) 20 7991 6590	Telephone: +852 2822 4908
Email: investorrelations@hsbc.com	Email: investorrelations@hsbc.com.hk

37	HSBC Holdings plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Date: 06 August 2018